Exhibit 99.3

Manulife Financial

For your future

Proxy Circular

ANNUAL AND SPECIAL MEETING – MAY 6, 2010

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual and Special Meeting of shareholders of Manulife Financial Corporation on May 6, 2010 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual and Special Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual and Special Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company's financial performance in 2009 and highlights of the Company's results for the first quarter of 2010.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Donald A. Guloien
President and Chief Executive Officer

March 16, 2010

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MOMENT TO VOTE.

MANULIFE FINANCIAL CORPORATION

THIS DOCUMENT CONTAINS:

- NOTICE OF ANNUAL AND SPECIAL MEETING
- PROXY CIRCULAR

Table of Contents

1	Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation

Proxy Circular
2	Voting Information
5	Business of the Annual and Special Meeting
7	Board Renewal and Director Selection
8	Nominees for the Board of Directors
14	Director Compensation
16	Report of the Corporate Governance and Nominating Committee
18	Report of the Audit and Risk Management Committee
20	Report of the Conduct Review and Ethics Committee
21	Report of the Management Resources and Compensation Committee
23	To Our Shareholders
24	Compensation Discussion and Analysis
33	President and CEO Compensation
34	Other Named Executive Officers’ Compensation
35	Named Executive Officer Compensation and Business Performance
36	Performance Graph
36	Supplemental Shareholder Return
37	Summary Compensation Table
39	Outstanding Share-Based Awards and Option-Based Awards
40	Aggregate Value of Named Executive Officer Equity for 2007 – 2009
40	Incentive Plan Awards – Value Vested or Earned During the Year
41	Pension Plans
46	Termination and Change of Control Benefits
48	Securities Authorized for Issuance Under Equity Compensation Plans
48	Directors’ and Executive Officers’ Indebtedness
49	Directors’ and Officers’ Insurance
49	Directors’ Approval
49	Additional Information
49	2009 Annual Report
49	Performance and Non-GAAP Measures
49	Shareholder Proposals Withdrawn
50	Schedule “A” – Statement of Corporate Governance Practices
55	Schedule “B” – Board of Directors’ Mandate

NOTE:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual and Special Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular

Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date:	Thursday, May 6, 2010	Business of the Annual and Special Meeting (the “Meeting”)

Time:	11:00 a.m. Eastern Time	At the Meeting, Shareholders will be asked to:

Place:	Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, Ontario Canada

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2009, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2010;

4.      Consider a special resolution to confirm an amendment to By-Law No. 1 of the Company increasing the aggregate annual remuneration payable to the Board of Directors;

5.      Approve the advisory resolution to accept the Company’s approach to executive compensation; and

6.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary

March 16, 2010

Important

On March 16, 2010, the record date for the meeting, 1,757,792,901 common shares were outstanding and eligible to be voted at the meeting.

The full text of the special resolution to confirm the amendment to By-Law No. 1 of the Company increasing the aggregate annual remuneration payable to the Board of Directors is set out on page 5 of the Proxy Circular which is attached to this Notice of Annual and Special Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 4, 2010, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

1	Manulife Financial Corporation Proxy Circular

Proxy Circular

Voting Information

Who May Vote

You are entitled to vote if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 16, 2010. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Common Shares cannot be voted either in person or by proxy if they are beneficially owned by:

■	The Government of Canada or a provincial government or any of their agencies;

■	The government of a foreign country or any political subdivision or any of their agencies; or

■	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How to Vote

How you vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your Common Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your Common Shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your Common Shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.

Voting by Registered Shareholders

As a registered shareholder, you may vote in person at the Annual and Special Meeting (the “Meeting”) or by proxy.

1.	Attend the Meeting – You may attend the Meeting and vote in person. To vote Common Shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or BNY Mellon Shareowner Services (“BNY Mellon”), authorizing you to do so.

2.	By Proxy – If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your Common Shares. You may convey your voting instructions by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

■	Telephone (North America) – Call the toll free number on the proxy form and follow the voice instructions; or

■	Mail (Worldwide) – Complete the proxy form in full, sign and return it in the envelope provided.

(b)	You have the right to appoint some other person or company to attend the Meeting and vote your Common Shares on your behalf. You may do this either by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions; or

■

Mail (Worldwide) – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your Common Shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.

Voting by Non-Registered Shareholders

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your Common Shares that will contain either:

■

A proxy form registered as to the number of Common Shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

■	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your Common Shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

Manulife Financial Corporation Proxy Circular	2

As a non-registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.

2.	By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person or company of your choice, to vote your Common Shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “Voting by Registered Shareholders – By Proxy”;

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person or company of your choice, to vote your Common Shares. If you appoint someone other than the management representatives to vote your Common Shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form; or

(c)	If you received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or BNY Mellon, no later than 5:00 p.m. Eastern Time on Tuesday, May 4, 2010, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the Meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your Common Shares.

In connection with any ballot that may be conducted, the Common Shares represented by your proxy form or voting instruction form will be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your Common Shares as your proxyholder sees fit on these matters. If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your Common Shares will be voted FOR the election of Directors nominated by management, FOR the appointment of auditors, FOR the special resolution to confirm the amendment to By-Law No. 1 of the Company, FOR the resolution accepting the Company’s approach to executive compensation and, at the discretion of management, on any other matter which may be properly raised at the Meeting.

Revoking a Proxy

If you wish to revoke your vote on or before May 4, 2010, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 5, 2010, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $100,000, would be paid by the Company.

Number of Common Shares Outstanding

As of the record date, March 16, 2010, there were 1,757,792,901 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five percent of the voting rights attached to any class of shares of the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes, and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents may provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

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Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2011

The final date for submitting shareholder proposals to the Company is December 16, 2010.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, NT-10

Toronto, ON

M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Meeting, please contact CIBC Mellon, BNY Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	BNY Mellon Shareowner Services: 1-800-249-7702

Hong Kong:	Registered Shareholders: Computershare Hong Kong Investor Services Limited: 852-2862-8555 Share Ownership Statement Holders: The Hongkong and Shanghai Banking Corporation: 852-2288-8346

Philippines:	The Hongkong and Shanghai Banking Corporation Limited

PLDT: 632-581-7595 GLOBE: 632-976-7595

Manulife Financial Corporation Proxy Circular	4

Business of the Annual and Special Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2009, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 16 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2011.

Directors’ attendance at Board and committee meetings held in 2009 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2010 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2009, fees charged by Ernst & Young to the Company and its subsidiaries were $24.6 million, compared with $21.9 million in 2008.

	Year ended December 31, 2009 ($ in millions)	Year ended December 31, 2008 ($ in millions)

Audit fees[1]	$23.6	$21.1

Audit-related fees[2]	0.3	0.7

Tax fees[3]	0.7	0.1

All other fees	—	—

Total	$24.6	$21.9

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.

[2]	Includes review of prospectuses, product filing registration statements and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Confirmation of An Amendment to By-Law No. 1

On February 10, 2010, the Board agreed that due to the increased size of the Board and the increased number of meetings held, and in order to appropriately compensate Directors for their services as Directors, the Board approved an amendment to By-Law No. 1 of the Company (referred to in By-Law No. 1 as the “Corporation”) increasing the aggregate annual remuneration payable to the Board from $1,500,000 to $2,000,000. As disclosed on page 14, under “Director Compensation”, amounts are paid in respect of services to both the Company and The Manufacturers Life Insurance Company (“Manufacturers Life”), the cost of which is shared equally between the two companies. All Board and committee meetings of the two companies are held concurrently.

The amendment approved by the Board is as follows:

“1.	Section 2.4 of By-Law No. 1 of the Corporation is hereby amended by deleting it in its entirety and replacing it with the following:

“The aggregate remuneration payable to Directors each year for their services as Directors shall not exceed $2,000,000. This amount may be apportioned among the Directors on such basis as the Directors may determine, together with such further amount as may be necessary to reimburse the Directors for their reasonable expenses properly incurred in respect of the services to the Corporation in that capacity.”

2.	The submission of the foregoing amendment to By-Law No. 1 of the Corporation to the shareholders of the Corporation entitled to vote thereon for approval at the next meeting of shareholders of the Corporation is hereby authorized and approved; and

3.	The proper officers of the Corporation are hereby authorized to sign and deliver for and on behalf of the Corporation all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.”

To be effective, this amendment must be confirmed by special resolution of the shareholders. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy. The Board recommends that shareholders vote in favour of this special resolution.

Special Resolution of Holders of Common Shares Confirming An Amendment to By-Law No. 1 Increasing the Aggregate Annual Remuneration Payable to Directors

RESOLVED THAT:

1.	The amendment to By-Law No. 1 of the Company increasing the aggregate remuneration payable to Directors each year for their services as Directors from $1,500,000 to $2,000,000 is hereby confirmed.

5.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board announced in 2009 that it would provide shareholders with a non-binding, advisory vote on the Company’s executive compensation policy starting at its annual meeting in 2010.

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To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 24. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2009. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee (“Compensation Committee”). If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

During 2009, the Board and management worked with other issuers, shareholders and the Canadian Coalition for Good Governance to implement the advisory vote in a meaningful way to our shareholders that is consistent among issuers.

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2010 Annual and Special Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies procedures and decisions.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	6

Board Renewal and Director Selection

During the past two years, the Board has been engaged in a Board renewal process, to nominate candidates to replace several retiring Directors reaching the mandatory retirement age of 72 over the next few years. The Corporate Governance and Nominating Committee (the “Governance Committee”), in actively managing the renewal process, carried out an in-depth review of the Director selection criteria to identify the ideal size and competencies that should be represented on a board of directors of a major global financial services organization. To ensure the smooth transition from the retiring Directors, including maintaining critical competencies, the size of the Board will temporarily increase to allow new Directors to be elected to the Board prior to the retirements being effective.

Due to the forthcoming vacancies, the increased complexity of the Company’s business and the increased focus on risk oversight and capital, the Board has identified new selection criteria for director nominees, which will allow the Board to: (i) have the flexibility to move quickly if excellent individuals meeting any of the requirements become available; (ii) deliberately recruit against these specifications; and (iii) use these requirements to prioritize and select potential candidates who may come to the Company through merger and acquisition activity.

In addition to having the basic characteristics of integrity, good judgment, financial knowledge and sufficient time available, the Governance Committee recommended that new nominees have experience in such areas as Risk Management, Investments and Pan-Asia operations or governance. (See Statement of Corporate Governance Practices – “Nomination of Directors” section.) The Governance Committee has retained Spencer Stuart, an executive search firm, to assist in identifying qualified candidates who meet the revised selection criteria. In 2009, the Board appointed two additional Directors, Linda B. Bammann and John R.V. Palmer, who add expertise in Risk Management and Pan-Asia operations.

Lino Celeste will not be seeking re-election to the Board as he has reached the mandatory retirement age. The Board would like to thank Mr. Celeste for his productive contribution over 16 years of service on the Board.

The Directors’ Matrix sets out the selection criteria and reflects the current strengths of the Board as a whole.

Board of Directors’ Matrix

[1]	Any senior officer or Chair of the Board of a major organization.
[2]	Director of a major organization (public, private, non-profit).
[3]	Including a Crown Corporation, educational institution, or any non-public, non-private organization.

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Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C.A. Cook-Bennett Age: 69 Toronto, ON Canada Director Since[1]: 1978 Independent[2]	Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment
Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours) from
Carleton University and a PhD (Economics) from the University of Michigan. She is a Member of the Order of Canada.
She holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and is a Fellow of the
Institute of Corporate Directors.
Key Areas of Experience/Expertise:
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Emera Inc.	2004 – Present
Corporate Governance & Nominating (Chair)[4]			5 of 5[4]	100%	Petro-Canada	1991 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	15,000	9,203	24,203		$499,066	$330,000
2009	15,000	8,831	23,831		$328,868
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Donald A. Guloien Age: 52 Toronto, ON Canada Director Since[1]: 2009 Not Independent – Management	Donald Guloien is the President and Chief Executive Officer of Manulife. Mr. Guloien started as a Senior Research
Analyst, Corporate Planning and during his 29-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisition and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian
Council of Chief Executives, a Director of the Canadian Life and Health Insurance Association and a member of the
Campaign Cabinet of the University of Toronto’s Rotman School of Management and a former director of LIMRA
International.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership[9]:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Seamark Asset Management Ltd.	2001 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	123,720	167,453	291,173		$6,003,987	See Executive Share Ownership Guidelines (page 30)
2009	123,720	160,686	284,406		$3,924,803
Options Held: See “Statement of Executive Compensation” Section

Linda B. Bammann Age: 53 Ocala, Florida U.S.A. Director Since[1]: 2009 Independent[2]	Linda Bammann was Executive Vice President, Deputy Chief Risk Officer for JPMorgan Chase & Co. prior to retiring in
2005. She also held several positions with Bank One Corporation, including Executive Vice President and Chief Risk
Management Officer from 2001 until its acquisition by JPMorgan in 2004. Prior to that time, Ms. Bammann was a
Managing Director with UBS Warburg from 1992 to 2000. She holds a BSc from Stanford University and an MA, Public
Policy from the University of Michigan. Ms. Bammann also served as a director of the Risk Management Association and Chairperson of the Loan Syndications and Trading Association.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			5 of 5[10]	100%	Federal Home Loan Mortgage Corporation	2008 – Present
Audit & Risk Management			3 of 3[10]	100%
Conduct Review & Ethics			2 of 2[10]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Required by 2014[8]
2010	0	1,907	1,907		$39,322	$330,000
Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	8

John M. Cassaday Age: 56 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television as well as Canadian radio. Corus is also a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday had been Executive Vice President of
Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup
Company in Canada and the UK. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the
University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management			■ Marketing
Board/Committee Membership:			Overall Attendance[3]: 92%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Corus Entertainment Inc.	1999 – Present
Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 – Present
Management Resources & Compensation			7 of 7	100%	Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	20,000	45,208	65,208		$1,344,589	$330,000
2009	40,000	34,751	74,751		$1,031,564
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Thomas P. d’Aquino Age: 69 Ottawa, ON Canada Director Since[1]: 2005 Independent[2]	Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. and Senior Counsel and Chair of the Business
Strategy and Public Policy Group at Gowling Lafleur Henderson LLP, a leading Canadian law firm with offices throughout Canada and internationally. He is a Distinguished Life Time Member of the Canadian Council of Chief
Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British
Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of
London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has
served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global
Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an
Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	CGI Inc.	2006 – Present
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	6,190	27,248	33,438		$689,492	$330,000
2009	6,190	17,330	23,520		$324,576
Options Held (Director option grants discontinued in 2004): Nil

Richard B. DeWolfe[11] Age: 66 Westwood, MA U.S.A. Director Since[1]: 2004 Independent[2]	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The
Boston Foundation; Trustee of Boston University; and an honorary director of The Boston Center for Community and
Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in
2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly
Chairman of the Board of Trustees, Boston University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management			■ Marketing
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Avantair, Inc.	2009 – Present
Audit & Risk Management (Chair)			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Corporate Governance & Nominating			5 of 5	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	14,000	45,219	59,219		$1,221,096	$330,000
2009	14,000	29,992	43,992		$607,090
Options Held (Director option grants discontinued in 2004): Nil

9	Manulife Financial Corporation Proxy Circular

Robert E. Dineen, Jr. Age: 69 New York, NY U.S.A. Director Since[1]: 1999 Independent[2]	Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman
& Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr.
Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Nova Chemicals Corporation	1998 – 2009
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	29,000	34,924	63,924		$1,318,113	$330,000
2009	29,000	33,513	62,513		$ 862,679
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Pierre Y. Ducros Age: 70 Montreal, QC Canada Director Since[1]: 1999 Independent[2]	Pierre Ducros is President of P. Ducros & Associates Inc. in Montreal. Previously, he was Chairman, President and Chief
Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future
of the Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at
Collège Stanislas in Montreal and a B.Eng. (Communications) from McGill University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Information Technology
■ Financial
Board/Committee Membership:			Overall Attendance[3]: 80%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Telus	2005 – Present
Management Resources & Compensation			5 of 7	71%	Cognos Incorporated[12]	1986 – 2008
					Emergis Inc.	1998 – 2008
					eNGENUITY Technologies Inc.	2002 – 2005
					Nstein Technologies Inc.	2002 – 2006
					Rona Inc.	2005 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	55,600	37,457	93,057		$1,918,835	$330,000
2009	55,600	31,920	87,520		$1,207,776
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Scott M. Hand Age: 67 Toronto, ON Canada Director Since[1]: 2007 Independent[2]	Scott Hand is Chair of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief
Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand also serves on the boards of Juno Special Situations Corporation (mining resource investment), Boyd Technologies LLC
(paper non-woven materials), CDR Minerals Inc. (producer of coal), Canada Potash Corp. (Chair) and the World Wildlife
Fund Canada. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Fronteer Development Group Inc.	2007 – Present
Management Resources & Compensation			7 of 7	100%	Inco Limited	1991 – 2007
					Independence Community Bank Corp.	1987 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	30,000	8,355	38,355		$790,880	$330,000
2009	30,000	3,918	33,918		$468,068
Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	10

Robert J. Harding, FCA Age: 52 Toronto, ON Canada Director Since[1]: 2008 Independent[2]	Robert Harding is Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he has held since 1997. He has held various executive positions with Brookfield (and its predecessor companies) since 1984, including Chief
Financial Officer and President and Chief Executive Officer. In his role as Chairman, Mr. Harding represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Brookfield is a specialist asset management company focused on property, power and other infrastructure assets. Mr. Harding holds a BA
Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of
Chartered Accountants. He is Chair of the Board of Governors of the University of Waterloo and a member of the
Board of Trustees for the United Way of Greater Toronto, the Hospital for Sick Children and the Art Gallery of Ontario.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 90%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Brookfield Asset Management Inc.	1992 – Present
Audit & Risk Management			5 of 5	100%	Norbord Inc.	1998 – Present
Conduct Review & Ethics			3 of 3	100%	Burlington Resources Inc.	2002 – 2006
					Falconbridge Ltd.	2000 – 2005
					Fraser Papers Inc.[13]	2004 – 2009
					Noranda Inc.	1995 – 2005
					Western Forest Products Inc.	2006 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	16,000	10,868	26,868		$554,018	$330,000
2009	16,000	2,027	18,027		$248,773
Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms Age: 66 Scottsdale, AZ U.S.A. Director Since[1]: 2007 Independent[2]	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-
owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms was a director of Lifelock, an identity theft protection company. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	ABM Industries Incorporated	1995 – Present
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	2,100	20,387	22,487		$463,682	$330,000
2009	2,100	9,086	11,186		$154,367
Options Held (Director option grants discontinued in 2004): Nil

Thomas E. Kierans[14] Age: 69 Toronto, ON Canada Director Since[1]: 1990 Independent[2]	Thomas Kierans is Chair of Council and Vice President of the Social Sciences and Humanities Research Council.
Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the
University of Chicago. Mr. Kierans has also been Chairman of The Canadian Journalism Foundation, Chairman of
CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the
Toronto International Leadership Centre for Financial Sector Supervisors, Chairman of Moore Corporation Limited,
Chairman of Petro-Canada, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod
Young Weir Limited (predecessor of ScotiaMcLeod Inc.).
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
Board/Committee Membership:			Overall Attendance[3]: 88%		Public Board Membership During Last Five Years:
Board of Directors			12 of 13	92%	Petro-Canada	1991 – 2009
Audit & Risk Management			4 of 5	80%
Conduct Review & Ethics (Chair)			2 of 3	67%
Corporate Governance & Nominating			5 of 5	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	61,376	0	61,376		$1,265,573	$330,000
2009	61,376	0	61,376		$ 846,989
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

11	Manulife Financial Corporation Proxy Circular

Lorna R. Marsden Age: 68 Toronto, ON Canada Director Since[1]: 1995 Independent[2]	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Ontario in 2009.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources & Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	38,664	22,540	61,204		$1,262,026	$330,000
2009	38,664	17,529	56,193		$775,463
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

John R. V. Palmer Age: 66 Toronto, ON Canada Director Since[1]: 2009 Independent[2]	John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 -
2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and
Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered
Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer serves as a director of several non-public organizations including Central Provident Fund Board of Singapore.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			3 of 3[15]	100%	None
Audit & Risk Management			2 of 2[15]	100%
Conduct Review & Ethics			1 of 1[15]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Required by 2014[8]
2010	0	1,630	1,630		$33,611	$330,000
Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. Age: 69 Bloomfield Village, MI U.S.A. Director Since[1]: 1985 Independent[2]	Hugh Sloan is Retired Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton
University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Spartan Motors, Inc.	2007 – Present
Corporate Governance & Nominating			5 of 5	100%	Wescast Industries Inc.	1998 – Present
Management Resources & Compensation			7 of 7	100%	Virtek Vision International, Inc.	2000 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	14,420	32,570	46,990		$968,934	$330,000
2009	14,420	26,047	40,467		$558,445
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Manulife Financial Corporation Proxy Circular	12

Gordon G. Thiessen Age: 71 Ottawa, ON Canada Director Since[1]: 2002 Independent[2]	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He was Chairman of the Canadian Public Accountability
Board, the oversight body for the auditing profession in Canada from 2002 to 2008. Mr. Thiessen holds a BA (Honours)
and an MA from the University of Saskatchewan and a PhD from the London School of Economics.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	IPSCO Inc.	2001 – 2007
Corporate Governance & Nominating			5 of 5	100%
Management Resources & Compensation (Chair)			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	1,000	33,247	34,247		$706,173	$330,000
2009	1,000	26,804	27,804		$383,695
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”), Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices and Section 1.4 of the CSA National Instrument 52-110 – Audit Committees. The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]

The Chair of the Board is also Chair of the Governance Committee. As Chair of the Board, Gail Cook-Bennett was invited to attend all other committee meetings at the invitation of the Chair of each committee.

[5]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 16, 2010 and March 17, 2009, respectively.

[6]	Deferred share units (“DSUs”) held by the Director as of March 16, 2010 and March 17, 2009, respectively.

[7]

The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 16, 2010 ($20.62) and March 17, 2009 ($13.80), respectively, times the number of Common Shares and DSUs outstanding as of March 16, 2010 and March 17, 2009.

[8]

All Directors are required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares and DSUs are considered equity for this purpose, but stock options are not. A Director is required to take 50% of his or her board retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price (see Schedule “A” Statement of Corporate Governance Practices – Director Share Ownership). The minimum required for Donald Guloien, as President and CEO, is equal to seven times his base salary (see “Compensation Discussion and Analysis – Executive Share Ownership Guidelines”). Mr. Guloien currently meets this requirement. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

[9]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair.

[10]	Linda Bammann was appointed to the Board at the Board meeting on August 5, 2009.

[11]	Richard DeWolfe was a director of Response U.S.A., Inc. until October 2000. In May 2001, Response U.S.A., Inc. commenced proceedings under applicable bankruptcy statutes in the United States.

[12]

Pierre Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[13]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) (“CCAA”) and that it had initiated ancillary filings in the United States. On December 10, 2009, Fraser Papers Inc. announced that it received approval from the Ontario Superior Court of Justice to proceed with its CCAA restructuring proposal and was granted a further extension on the CCAA initial order through April 9, 2010.

[14]

Thomas Kierans was a director of Teleglobe Inc. during the period from December 2000 until April 23, 2002. On May 15, 2002, Teleglobe Inc. announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[15]	John Palmer was appointed to the Board at the Board meeting on November 4, 2009.

13	Manulife Financial Corporation Proxy Circular

Director Compensation

Director compensation is designed to competitively compensate Directors, consistent with the size and complexity of the Company and the expected contribution of the Directors, and to promote alignment with shareholder interests. Compensation is paid to non-employee Directors only. Director compensation is reviewed every two years by the Board with the assistance of the Governance Committee and the advice of its independent consultant, Hugessen Consulting Inc. (“Hugessen”). Director compensation is benchmarked against Canadian financial institutions and other large Canadian-based global companies. In March 2009, the Board reviewed the amount of compensation payable to Directors and determined that the current compensation would be retained in light of the financial and economic environment at the time.

Director Compensation

Annual Retainers and Meeting Fees	Amount[3]
Annual Retainer for Chair of the Board[1]	$350,000
Annual Board Retainer[2]	$110,000
Additional Annual Retainers:
■ Chair of Audit Committee	$40,000
■ Chair of Ethics Committee	$15,000
■ Chair of Governance Committee	$15,000
■ Chair of Compensation Committee	$22,000
■ Members of Audit Committee	$10,000
■ Members of Ethics Committee	$ 5,000
■ Members of Governance Committee	$ 5,000
■ Members of Compensation Committee	$ 8,000
Meeting Fees:
■ Each Board Meeting Attended	$ 2,000
■ Each Committee Meeting Attended	$ 1,500
■ Each Committee Seminar not held during the regularly scheduled Board and Committee meeting times (all Committees)	$ 1,500
Travel Fees Per Trip (where applicable and dependent on distance traveled)	$500, $750 or $1,250

[1]	The Chair receives this Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.

[2]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

[3]

Amounts paid are for services to both the Company and Manufacturers Life. All meetings of the Boards of Directors and the committees of the Company and Manufacturers Life are held concurrently. The payment of the fees is equally shared between the two companies.

Note:	Directors are also reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Share Ownership Guidelines

Until December 2009, Directors were required to hold equity (Common Shares or DSUs) with a value of $300,000. In December 2009, the Directors increased this amount to $330,000 (3 x Annual Board Retainer). Directors are expected to reach this level within five years of their election or appointment to the Board. All Directors meet this guideline, with the exception of Linda Bammann and John Palmer, who have until 2014 to meet this guideline (see Director biographies starting on page 8.

Stock Plan for Non-Employee Directors

Non-employee Directors may choose to receive either 50% or 100% of their compensation in Common Shares or deferred share units (“DSUs”) instead of cash under the Stock Plan for Non-Employee Directors (the “Stock Plan”). The Stock Plan may be amended provided prior regulatory and shareholder approval are received.

DSUs granted to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 16, 2010. All DSUs are credited with additional units when dividends are paid on Common Shares. As of March 16, 2010, 355,232 DSUs were outstanding under the Stock Plan, representing less than 0.1% of the outstanding Common Shares as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Stock Share Plan together with all other share-based compensation arrangements to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares.

Outstanding Option-Based Awards

The following table shows all option awards outstanding as of December 31, 2009 to non-employee Directors under our legacy Director Equity Incentive Plan. No options have been granted to non-employee Directors under the Director Equity Incentive Plan other than the stock options granted in 2002. In 2004, the Board permanently discontinued further stock option grants. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Director Equity Incentive Plan.

The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death to a beneficiary or estate. The Director Equity Incentive Plan may be amended provided prior regulatory and shareholder approval are received.

The maximum number of Common Shares that may be issued under the Director Equity Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 16, 2010.

Directors	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of Unexercised In-the- Money Options ($)[2]
John M. Cassaday	6,000	21.825	July 2, 2012	0
Lino J. Celeste	6,000	21.825	July 2, 2012	0
Gail C. A. Cook-Bennett	6,000	21.825	July 2, 2012	0
Robert E. Dineen, Jr.	6,000	21.825	July 2, 2012	0
Pierre Y. Ducros	6,000	21.825	July 2, 2012	0
Thomas E. Kierans	6,000	21.825	July 2, 2012	0
Lorna R. Marsden	6,000	21.825	July 2, 2012	0
Hugh W. Sloan, Jr.	6,000	21.825	July 2, 2012	0
Gordon G. Thiessen	6,000	21.825	July 2, 2012	0

[1]	The “Option Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[2]

The “Value of Unexercised In-the-Money Options” is calculated on the basis of the difference between the Option Exercise Price ($21.825) and the closing price of the Common Shares on the TSX on December 31, 2009 ($19.33) multiplied by the number of unexercised options on December 31, 2009.

Manulife Financial Corporation Proxy Circular	14

2009 Directors’ Compensation

The following table shows the amounts earned by individual non-management Directors in respect of membership on the Board and the committees of the Company and Manufacturers Life for the year ended December 31, 2009:

Director	Annual Retainer ($)	Committee Chair Retainer ($)	Committee Membership Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Fees Earned ($)[4]	Share- Based Awards ($)[4]	All Other Compensation ($)		Total ($)
Linda B. Bammann[1,2]	45,833	0	6,250	10,000	7,500	3,000	38,657	38,657	1,000	[5]	78,366
John M. Cassaday	110,000	0	13,000	22,000	18,000	750	0	163,750	1,000	[5]	164,750
Lino J. Celeste	110,000	0	15,000	26,000	12,000	6,000	84,500	84,500	1,000	[5]	170,000
Gail C. A. Cook-Bennett	350,000	0	0	0	0	0	350,000	0	1,000	[5]	351,000
Thomas P. d’Aquino	110,000	0	15,000	26,000	12,000	4,250	0	167,250	1,000	[5]	168,250
Richard B. DeWolfe[1]	110,000	40,000	20,000	26,000	19,500	5,250	0	251,155	16,316	[5,6]	268,327
Robert E. Dineen, Jr.[1]	110,000	0	15,000	26,000	12,000	5,000	191,080	0	1,000	[5]	192,132
Pierre Y. Ducros	110,000	0	8,000	22,000	7,500	4,250	75,875	75,875	1,000	[5]	152,750
Scott M. Hand	110,000	0	8,000	26,000	10,500	750	77,625	77,625	1,000	[5]	156,250
Robert J. Harding	110,000	0	15,000	22,000	12,000	750	0	159,750	1,000	[5]	160,750
Luther S. Helms[1]	110,000	0	15,000	26,000	12,000	10,000	0	196,727	1,000	[5]	197,780
Thomas E. Kierans	110,000	15,000	20,000	24,000	16,500	750	186,250	0	0		186,250
Lorna R. Marsden	110,000	0	8,000	26,000	10,500	750	77,625	77,625	1,000	[5]	156,250
John R.V. Palmer[3]	18,333	0	2,500	6,000	4,500	0	0	31,333	1,000	[5]	32,333
Hugh W. Sloan, Jr.[1]	110,000	0	13,000	26,000	18,000	4,250	97,527	97,527	1,000	[5]	196,106
Gordon G. Thiessen	110,000	22,000	13,000	26,000	18,000	4,250	96,625	96,625	1,000	[5]	194,250
											$2,825,544	[7]

[1]

Directors who are resident outside Canada receive their fees in U.S. dollars (shaded numbers indicate U.S. dollars). “Total ($)” for these Directors was converted to Canadian dollars using an exchange rate of $1.2590 in Q1, $1.1583 in Q2, $1.0871 in Q3 and $1.0525 in Q4 per US$1.00 for “Fees Earned” and “Share-Based Awards” and the Q4 exchange rate of $1.0525 per US$1.00 for “All Other Compensation”.

[2]	Linda Bammann was appointed to the Board effective August 5, 2009.

[3]	John Palmer was appointed to the Board effective November 4, 2009.

[4]

Directors may choose to receive either 50% or 100% of their compensation in Common Shares or DSUs instead of cash under the Stock Plan. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash. The amounts referenced in the “Share-Based Awards” column are the fees the Directors elected to receive in DSUs.

[5]	In 2009, the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.

[6]

In 2009, Mr. DeWolfe traveled to Board and committee meetings using private transportation at an incremental cost to the Company of US$15,316, which was more than a 50% reduction over 2008 costs. In 2010, Mr. DeWolfe will only be reimbursed in an amount equal to the cost of a commercial executive class airfare for each flight, resulting in no incremental cost for Mr. DeWolfe’s transportation in 2010.

[7]	In accordance with by-laws of the Company and Manufacturers Life, aggregate annual remuneration payable to Directors is $1,500,000 per company for a combined amount of $3,000,000.

15	Manulife Financial Corporation Proxy Circular

Report of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“Governance Committee”) is responsible for recommending Director nominees, assessing the effectiveness of the Board, its committees, Chairs and individual Directors, making succession recommendations for the Chair of the Board and the President and Chief Executive Officer (“President and CEO”) and the Company’s corporate governance. The Governance Committee seeks to achieve high standards of governance by the continual review and benchmarking of the Company’s governance practices against domestic and international standards. All the Governance Committee members are independent, pursuant to the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Gail C.A. Cook-Bennett (Chair)	John M. Cassaday	Richard B. DeWolfe	Thomas E. Kierans	Hugh W. Sloan, Jr.	Gordon G. Thiessen

The Governance Committee held five meetings in 2009. The President and CEO attended the meetings at the invitation of the Chair of the Governance Committee. The Governance Committee met in camera without management at the end of each meeting.

In 2009, the Governance Committee, in compliance with its charter, accomplished the following:

Board and Committee Evaluations and 2010 Objectives

■

Reviewed the Board’s performance in 2009 against the objectives established at the beginning of the year. In assessing its specific 2009 objectives, the Board concluded that: the 2009 phase of director identification was completely successful with the appointment of two new directors with the expertise sought by the Board; the President and CEO transition was executed smoothly as a result of the close co-operation of Dominic D’Alessandro and Donald Guloien; the Board meeting agendas have, by design, been heavily weighted to risk and capital matters; and progress was made in outlining the strategic parameters for the Company’s future direction.

■

Carried out the annual evaluation of the Board, the Board committees, the Board and Committee Chairs and the contributions of individual Directors (see Schedule “A” – “Statement of Corporate Governance Practices – Board Evaluation” for a description of the process). Developed objectives for the Board for 2010 using the results of the evaluations. The Board’s 2010 objectives include:

1.	Continuing the increased focus on the Company’s strategic direction.

2.	Continuing the Board renewal process to replace a significant number of retiring Directors with candidates whose expertise and experience match the requirements identified by the Board.

3.	Monitoring the establishment of the separate Audit and Risk Committees, including ensuring that the level of information provided to Board members who are not on the Risk Committee continues to meet their needs as Directors of a major global financial organization.

4.	Through the Board and committee Chairs, managing the time allocation to meet the Board’s desire for even more discussion time at meetings.

Corporate Governance

■

Corporate governance developments were monitored, existing practices were reviewed and recommendations were made to the Board to enhance the Company’s corporate governance program including: the implementation of an enhanced New Directors’ Orientation Program where the new Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives; the development of a Shareholder Engagement and Communication Policy and an increased focus on Director education in the risk and capital areas.

■	Assessed shareholder proposals and recommended appropriate responses to the Board to be included in the Proxy Circular for consideration at the 2009 Annual and Special Meeting of shareholders.

Board and Committee Composition and Succession

■

Continued the Board renewal process to actively manage the Director retirements over the next three years. The Governance Committee identified two Directors with the identified Director competencies of Risk Management and Pan-Asian operations experience. The Board appointed Linda B. Bammann and John R.V. Palmer as Directors in 2009.

■	Reviewed the Board committee structure and composition.

Manulife Financial Corporation Proxy Circular	16

■	Appointed the two new Directors to the Audit Committee in compliance with the Board’s current policy of appointing all new independent Directors to the Audit Committee.

■

Reviewed the structure and responsibilities of the Audit and Risk Management Committee and recommended the separation of the audit and risk oversight functions previously undertaken by the Audit and Risk Management Committee. The Board approved this proposal and has established a separately constituted Risk Committee of the Board. The new Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks. The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.

■	Confirmed the independence of all Directors, except Mr. Guloien who is the President and CEO.

■

Carried out the Governance Committee’s biennial review of Board compensation, with the assistance and advice of Hugessen and concluded that no changes to the remuneration for the Directors would be made for 2009.

President and CEO Succession

■	Reviewed the succession plan for the President and CEO and recommended the appointment of the President and CEO to the Board.

Charter Review

■

Reviewed its charter and made recommendations for its amendment to the Board. The Governance Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2009. The charter and a scorecard of the Governance Committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Governance Committee.

Gail C.A. Cook-Bennett (Chair)

John M. Cassaday

Richard B. DeWolfe

Thomas E. Kierans

Hugh W. Sloan, Jr.

Gordon G. Thiessen

17	Manulife Financial Corporation Proxy Circular

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee (“Audit Committee”) assists the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the independent auditor, the performance of the internal audit function, legal and regulatory compliance and executive compensation. The Audit Committee meets in camera with the independent auditor, Chief Auditor, Appointed Actuary and Chief Risk Officer to review management’s financial stewardship and risk management and with the General Counsel to review the management of legal and compliance risks.

All the Audit Committee members are independent, pursuant to the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Audit Committee and the Board have reviewed the Audit Committee membership and determined that all members are financially literate as required by the Corporate Governance Rules of the New York Stock Exchange and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms, Kierans and Palmer and Ms. Bammann have the necessary qualifications to be designated as audit committee financial experts under SOX.

Richard B. DeWolfe (Chair)	Linda B. Bammann	Lino J. Celeste	Thomas P. d’Aquino	Robert E. Dineen, Jr.

Robert J. Harding	Luther S. Helms	Thomas E. Kierans	John R.V. Palmer

In 2009, the Audit Committee held five regular meetings and one seminar. The President and CEO attended the meetings at the invitation of the Chair of the Audit Committee. The Audit Committee met in camera without management at the end of each meeting.

In 2009, the Audit Committee, in accordance with its charter, accomplished the following:

Annual Statement

■	Reviewed and discussed with management and the external auditor, Ernst & Young, the 2008 annual audited financial statements of the Company.

■	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.

■	Received the written disclosures from Ernst & Young recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

■	Recommended to the Board that the 2008 annual audited financial statements of the Company be approved.

Independent Auditor

■	Reviewed the independence and qualifications of Ernst & Young, based on its disclosure of its relationship with the Company.

■	Recommended the reappointment of Ernst & Young as the Company’s external auditor for approval by the shareholders.

■	Recommended the annual compensation of Ernst & Young for approval by the Board.

■	Pre-approved audit and permitted non-audit services to be performed by Ernst & Young, including terms and fees.

■	Reviewed the overall scope and plan of the annual audit with Ernst & Young and management.

■	Met regularly in camera with Ernst & Young.

Manulife Financial Corporation Proxy Circular	18

Internal Audit

■	Reviewed and approved the mandate of the internal audit department.

■	Reviewed the independence, qualifications, staffing, budget and annual work plan of the internal audit department.

■	Reviewed the periodic reports of the internal audit department on internal audit activities and the results of the audits.

■	Met regularly in camera with the SVP & Chief Auditor.

Appointed Actuary

■	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

■	Met in camera with the Appointed Actuary.

Financial Reporting

■	Reviewed any significant changes to the accounting principles and practices.

■	Reviewed with management and Ernst & Young prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements.

■	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.

■	Reviewed the certification process for annual and interim filings with the Chief Executive Officer and the Chief Financial Officer.

■	Reviewed the implications of new major accounting standards of the Canadian Institute of Chartered Accountants.

■	Monitored the Company’s SOX certification requirements and SOX performance.

■	Monitored the implementation of the first phase of the International Financial Reporting Standards.

Risk Management and Regulatory Compliance

■	Reviewed management’s reports on the status of the Company’s risk management activities and initiatives.

■	Determined that the enterprise-wide risk management process is appropriate and ensured that the Chief Risk Officer provided regular reports to the Audit Committee.

■	Reviewed regular reports from the Chief Risk Officer on economic capital and the progress in developing economic capital measures for the Company.

■	Reviewed and approved risk management policies recommended by management and reviewed management reports demonstrating compliance with risk management policies.

■	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

■	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

■

Held its annual meeting with the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.

■	Met in camera with the Chief Risk Officer and the General Counsel.

Anti-Money Laundering (“AML”) and Anti-Terrorist Financing Program (“ATF”)

■	Met with the Chief Anti-Money Laundering Officer (“CAMLO”) to receive and review the CAMLO report on the AML/ATF Program.

■	Met with the SVP & Chief Auditor to receive and review the Chief Internal Auditor’s report on the results of the testing of the effectiveness of the AML and ATF program.

Charter Review

The Audit Committee reviewed its charter and made recommendations for its amendment to the Board. The Audit Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2009. The charter and a scorecard of the Audit Committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Linda B. Bammann

Lino J. Celeste

Thomas P. d’Aquino

Robert E. Dineen, Jr.

Robert J. Harding

Luther S. Helms

Thomas E. Kierans

John R.V. Palmer

19	Manulife Financial Corporation Proxy Circular

Report of the Conduct Review and Ethics Committee

The Conduct Review and Ethics Committee (“Ethics Committee”) assists the Board in its oversight role with respect to ethics, conflicts of interest, use of confidential information, customer complaints, arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

All the Ethics Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

Thomas E. Kierans	Linda B. Bammann	Lino J. Celeste	Thomas P. d’Aquino	Richard B. DeWolfe
(Chair)

Robert E. Dineen, Jr.	Robert J. Harding	Luther S. Helms	John R.V. Palmer

In 2009, the Ethics Committee met three times. The President and CEO attended the meetings at the invitation of the Chair of the Ethics Committee. The Ethics Committee met in camera without management at the end of each meeting.

In 2009, the Ethics Committee, in accordance with its charter, accomplished the following:

Ethical Standards

■	Carried out its annual review of the Code of Business Conduct and Ethics (“Code”).

■

As part of the annual review of the Code, received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone), the Code training and certification process and the conflict of interest disclosure statements.

■	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

■	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

■	Reviewed the effectiveness of the procedures for related party transactions and reviewed the Company’s practices to ensure the identification of any material related party transactions.

■	Received a report from management that there were no material related party transactions.
■	Reviewed practices for disclosure of information to customers and dealing with customer complaints.

Charter Review

The Ethics Committee reviewed its charter and made recommendations for its amendment to the Board. The Ethics Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2009. The charter and a scorecard of the Ethics Committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Ethics Committee.

Thomas E. Kierans (Chair)
Linda B. Bammann
Lino J. Celeste
Thomas P. d’Aquino
Richard B. DeWolfe
Robert E. Dineen, Jr.
Robert J. Harding
Luther S. Helms
John R.V. Palmer

Manulife Financial Corporation Proxy Circular	20

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (“Compensation Committee”) assists the Board in its oversight of the Company’s global human resources strategy, policies and programs, with a special focus on management succession, development, compensation and the evaluation of performance and recommendations for compensation for executives, including the President and CEO. The Compensation Committee is also responsible for ensuring that relevant information on executive compensation is clearly disclosed to the Company’s shareholders and other stakeholders. All the Compensation Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Gordon G. Thiessen	John M. Cassaday	Pierre Y. Ducros	Scott M. Hand	Lorna R. Marsden	Hugh W. Sloan, Jr.
(Chair)

The Compensation Committee met seven times during 2009. The Chair of the Board, Gail Cook-Bennett, attends the meetings of the Compensation Committee as an active participant, especially in matters relating to the assessment of performance and compensation of the President and CEO. The President and CEO, other members of management and the Compensation Committee’s independent advisor Hugessen Consulting Inc. (“Hugessen”) also attended meetings at the invitation of the Chair of the Compensation Committee. The Compensation Committee met in camera without management at the end of each meeting.

In 2009, the Compensation Committee, in accordance with its charter, accomplished the following:

Succession and Remuneration

■	Reviewed and recommended to the Board for approval, the employment terms and conditions of the newly appointed President and CEO and the Chief Operating Officer.

■

Reviewed and recommended to the Board for approval the appointment of the Senior Executive Vice President and Chief Financial Officer, the Senior Executive Vice President and Chief Investment Officer, the Senior Executive Vice President, U.S. Division and all Executive Vice President appointments. The majority of these new appointments were filled through internal promotions.

■	Assessed the Company’s officer talent pool and its succession plans (see page 31 for more details around Manulife’s succession planning process and philosophy).

■

Reviewed and recommended to the Board for approval the Company’s 2009 compensation policies, programs and payouts. This included the introduction of a balanced scorecard approach for the short-term incentive plan, extensive testing (performed independently) on the design of the short-term and mid-term incentive plans and the potential outcomes under a variety of performance, interest rate and equity market scenarios.

■

Reviewed and approved the annual objectives and with the participation of the Board Chair, assessed the performance of and recommended compensation awards for the President and CEO for approval by the Board.

■

Approved the annual objectives and performance assessments of the most senior executives following a review with the President and CEO. This included a review of their contribution to a culture of integrity and their management of risk.

■	Reviewed and approved individual executive compensation awarded to Senior Executive Vice Presidents and Executive Vice Presidents in February 2009.

■

At the time of the senior leadership transition in May 2009, reviewed and approved changes to the compensation of the Company’s most senior executives benchmarked against external market and internal peers.

■	Executed its oversight accountability for pension and benefit plans.

Compensation Developments

■	Reviewed the alignment of the Company’s policies and practices with the Principles for Sound Compensation Practices issued by the Financial Stability Board (“FSB”).

■

Monitored developments regarding advisory votes on executive compensation (“Say on Pay”) and recommended to the Board that it approve the adoption of a non-binding Say on Pay shareholder advisory vote starting with the 2010 Annual Meeting.

External Consultant

During 2009, the Compensation Committee retained Hugessen to act as its independent advisor and to provide it with advice and guidance on compensation issues. All work undertaken by Hugessen was pre-approved by the Chair of the Compensation Committee as required.

Hugessen’s fees for executive compensation consulting services provided to the Compensation Committee and the Governance Committee in 2009 were $515,775, compared with $317,415 in 2008. Services included participation at committee meetings,

21	Manulife Financial Corporation Proxy Circular

advice on the senior leadership transition and subsequent related contracts, a comprehensive review of senior executive compensation relative to market practice, and extensive scenario testing of short-term and mid-term incentive plan design. Hugessen did not provide any other services to the Company during 2009.

Charter Review

The Compensation Committee reviewed its charter and made recommendations for its amendment to the Board. The Compensation Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2009. The charter and a scorecard of the Compensation Committee’s compliance with its charter can be found at www.manulife.com.

The members of the Compensation Committee approved this report and reviewed and recommended to the Board for approval, the Compensation Discussion and Analysis section of the Proxy Circular.

Gordon G. Thiessen (Chair)

John M. Cassaday

Pierre Y. Ducros

Scott M. Hand

Lorna R. Marsden

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	22

To Our Shareholders

On behalf of the Compensation Committee and the Board, we are writing to share the Board’s approach to executive compensation, the highlights of the Board’s compensation decisions in 2009 and the reasons behind them. The Compensation Discussion and Analysis that follows describes Manulife’s compensation program in detail as well as the specific Named Executive Officer (“NEO”) compensation awards for 2009.

At Manulife, we believe that executive compensation programs must produce the right outcomes, that is, rewards that are consistent with the sustainable health of the Company. The existing compensation programs have been designed to attract, reward and retain the highest caliber of executives and at the same time, be internally equitable, differentiate for high performers, contain risk within acceptable levels, satisfy regulators and bear a solid relationship to the financial strength of the Company. Strengthening the Company’s capital base and overall financial flexibility required a re-orientation of the organization’s effort. This necessitated changes to the design of the Company’s executive compensation programs which must always remain responsive to new circumstances and priorities.

In 2009, your Board altered the executive compensation program, to strengthen the link to the long-term interests of our shareholders and the sustainable health of the Company. The Board worked with senior management to recalibrate both short and medium-term executive compensation programs, moving away from a focus on absolute, short-term financial measures to a broader range of metrics consistent with current priorities of risk management, a strengthened capital base and building a better balanced product portfolio. For the 2009 annual incentive plan, we introduced a balanced scorecard made up of an equal mix of financial goals, operating targets, and capital and risk initiatives. For the medium-term incentive plan, our traditional performance condition of a return on equity target was balanced by the addition of a capital adequacy metric (MCCSR ratio). To ensure that the rewards of our most senior executives remained aligned with those of our shareholders, we also imposed thresholds limiting annual bonus payouts if earnings did not meet prescribed levels. As described in detail in the Compensation Discussion and Analysis, which follows, these limits were applied in 2009 for these NEOs, as the business score in the balanced scorecard was reduced from 104% to 56%.

Compensation programs are by their nature formulaic. We believe discretion should also be applied in some circumstances to ensure the delivery of appropriate, equitable and intended results. The Compensation Committee has discretion in assessing and scoring certain elements of incentive compensation.

Risk-related measures were incorporated into the Company’s annual and mid-term incentive plans. Caps, flattened payout curves and consistent performance measures across the Company serve to further moderate excessive risk taking. In 2010, we introduced a risk management component to the individual performance measures of employees at all levels.

For senior executives, most of our variable compensation is deferred, performance conditioned, subject to vesting conditions and Common Share price movement. Our compensation payout schedules are sensitive to the time horizon of risks in our business and aligned with interests of shareholders.

All executives are required to have share ownership in the Company proportionate to their executive level. These guidelines reflect our belief that share ownership further aligns the interests of shareholders and the management team over the long-term. In addition, the President and CEO, the Chief Operating Officer (“COO”) and the Chief Financial Officer (“CFO”) have share retention requirements during their employment and for one year after, which requires them to hold Common Shares equal to at least 50% of the realized gains on the exercise of stock options.

In 2009, the Board also introduced clawback provisions for the President and CEO, CFO and COO on cash and equity awarded within two years prior to a material restatement of the Company’s financial statements related to the executive’s misconduct.

Looking forward to 2010, we intend to change the reward structure for our key control officers - the Chief Risk Officer and the Chief Actuary. Their base salaries will be increased and their short and medium-term incentives will no longer be tied to annual financial results. The newly formed Risk Committee of the Board will join the Compensation Committee in providing oversight of the risk aspects of the executive compensation program. The Compensation Committee will broaden its role to monitor the sales and portfolio management compensation plans as well as those for any specific executives whose roles can add material risk to the Company.

The changes to the executive compensation programs described above are consistent with the recently published compensation principles of the Canadian Coalition for Good Governance (“CCGG”) and those of the international Financial Stability Board (“FSB”).

Compensation systems must evolve as circumstances and expectations dictate. Looking forward, we will continue to review the Company’s compensation programs and will approve design changes as required, in order to remain risk sensitive, competitive and motivating to those initiatives critical to the long-term sustainable health of our Company.

The Board understands the importance of the compensation decisions that they make both in the design and the awards to executives. A considerable amount of thought, research, external advice and discussion was put into the decisions outlined in the Compensation Discussion and Analysis.

At the 2010 Annual and Special Meeting, our shareholders will have a non-binding shareholder advisory vote on our approach to executive compensation. The resolution to be voted on can be found on page 5. Our philosophy, approach and the details of the Company’s compensation program, including the changes made in 2009, and the specific 2009 awards for the Company’s NEOs, can be found in the Compensation Discussion and Analysis, which follows.

Gordon Thiessen	Gail Cook-Bennett
Chair of the Compensation Committee	Chair of the Board

23	Manulife Financial Corporation Proxy Circular

Compensation Discussion and Analysis

Company Performance and Leadership Transition

In 2009, Manulife’s net income was $1.4 billion compared to $517 million in 2008. Return on common shareholder’s equity (“ROE”) 1 improved to 5.2% compared to 2% in the prior year. Earnings per Common Share (“EPS”) were $0.82. While Company performance improved in many respects, it still fell short of plan and of the expectations of shareholders who experienced a disappointing 2.8% loss in total shareholder return (“Total Shareholder Return” or “TSR”)1 for the year. On a basis comparable to its international peer group (on a U.S. Generally Accepted Accounting Principles “GAAP” basis), Manulife delivered first quartile capital strength and financial stability, second quartile profitability, third quartile growth and last quartile Total Shareholder Return.

Despite volatile equity markets, historically low interest rates and continuing economic uncertainty, Manulife enters 2010 with strong capital levels, reduced equity exposure and a better balanced portfolio of products. Manulife ended 2009 with a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 240% at Manufacturers Life and a 22% growth in funds under management1. The Company continues to enjoy very good credit experience. Sales levels were solid across its strong international franchises despite the slower economic recovery in the U.S. and the emphasis on products with less equity and interest rate exposure. Adjusted earnings from operations were as expected. However, the impact of improving equity markets were more than offset by lower corporate bond yields and spreads, credit and downgrade charges, the decline in real estate, timber and agriculture holdings and charges related to changes in actuarial methods and assumptions.

In 2009, there were also significant changes in the Company’s senior leadership:

■	Donald Guloien was appointed President and CEO in May 2009 following the retirement of Dominic D’Alessandro.

■	John DesPrez III was appointed COO in a newly created role.

■	Michael Bell was appointed CFO to succeed Peter Rubenovitch.

■	James Boyle was appointed Senior Executive Vice President, U.S. Division to succeed John DesPrez.

■	Warren Thomson was appointed Senior Executive Vice President and Chief Investment Officer to succeed Donald Guloien.

The Company’s focus on executive development and succession planning produced seasoned internal candidates for appointment to all of these roles, with the exception of the new CFO who is an experienced executive from a large international financial services company.

Compensation Philosophy

As stated in the letter from the Chair of the Board and Chair of the Compensation Committee, Manulife’s compensation programs are structured to reward executives in a manner

[1]	ROE, Total Shareholder Return and funds under management are non-GAAP measures. See “Performance and Non-GAAP Measures” on page 49.

consistent with the long-term sustainable health of the Company, the long-term economic interests of its shareholders, the security of its policyholders and to the satisfaction of its regulators. To this end, selective changes were made in elements of the short and medium-term plan designs to focus management and staff on the critical priorities of Manulife.

Pay for Performance

Manulife has a strong pay for performance culture. In 2008, the Company’s performance deteriorated significantly and the compensation system responded appropriately. This was particularly true for the annual bonus and the performance conditions associated with the medium-term incentive plan. Specifically, in 2008 and 2009, the executive compensation plan worked as intended, resulting in a significant reduction in incentive payouts in absolute and relative terms.

■

Our most senior executives did not receive any cash bonuses (annual incentive) for 2008 as the Company did not meet its minimum ROE and EPS performance thresholds. In 2009, while improved over 2008, their annual bonus was based on a corporate score of 56% of target. The total bonus pool for our most senior executives dropped from $11.5 million in 2007 to $4.8 million in 2009, a 58% decrease.

■

The total bonus pool for officers dropped from $111 million in 2007 to $53 million in 2008 (a 52% decrease) and the total bonus pool for Staff dropped from $96 million in 2007 to $58 million in 2008 (a 40% decrease).

■	The 2006 RSUs paid out at 50% less than the prior year and the 2007 RSUs vested in 2009 with a zero payout. The 2008 RSUs will also vest without value.

■	At December 31, 2009, stock options were underwater for 7 of the past 10 annual grants.

■	The total value of Company equity held by the NEOs as of that date was approximately 55% lower than in 2007.

■	In addition, North American executive salaries were frozen in 2009.

Risk and Executive Compensation

Manulife believes that the deferral of compensation is the best approach to discourage excessive risk taking and is preferable to clawbacks. Manulife executives have a significant portion of their incentive compensation deferred for up to four years, aligning rewards with the emergence of earnings. The NEOs have 85% of their total compensation at risk and 60% of this is deferred three to four years beyond the date of grant. In addition:

■

In 2009, an Executive Compensation Committee was established to review and recommend incentive compensation program design changes to ensure alignment with risk management principles. The committee members include the COO, CFO, Chief Risk Officer and the Chief Human Resources Officer. The members of the committee meet regularly with the Compensation Committee.

Manulife Financial Corporation Proxy Circular	24

■

A balanced scorecard replaced the previous annual incentive system, moving away from a focus on absolute, short-term financial measures. It now comprises an equal mix of finance, operating and strategic (primarily linked to capital efficiency, risk management, and business diversification) metrics. In order to retain alignment with shareholders, compensation for the most senior officers is subject to additional thresholds limiting payments if prescribed financial targets are not achieved. The minimum payout under the plan is zero.

■

The performance conditions of the medium-term equity grant were amended to include a 40% weighting on the MCCSR which is a critical capital sufficiency measure. ROE represents the other 60%. To ensure that the introduction of this new metric had no unintended consequences, management reported to the Compensation Committee on all initiatives impacting this ratio. No unintended consequences were found.

■	The Board has discretion to adjust the results of the various incentive plans to ensure the formulae produce results that are consistent with the Company’s and the Board’s intent.

■

In addition to share ownership guidelines, the President and CEO, COO and CFO are required to hold during their employment and for one year post employment, at least 50% of the realized gains from the exercise of stock options in Common Shares. Their employment agreements have clawback provisions if there is a material restatement of the Company’s financial statements related to the executive’s misconduct.

■

There are now only three executives who have change in control agreements. Those for NEOs do not include tax gross-ups or payments triggered solely due to a change in control, commonly referred to as “single triggers”.

■	Executive pensions are predominantly defined contribution. The few remaining executives in defined benefit plans have had their benefits capped.

■	Total variable compensation for all Manulife executives in 2009 was $122 million. This represents only 1.1 percentage points of Manufacturers Life’s MCCSR ratio of 240%.

During 2009, Manulife reviewed the alignment between its compensation programs and the FSB’s Principles for Sound Compensation Practices (the “FSB Principles”). This review was led by a Steering Committee of senior representatives from each of the Company’s control functions (Human Resources, Finance, Risk Management, Compliance, and Audit) and the major businesses. The final assessment was reviewed by the Company’s Executive Committee, including the President and CEO, the Board’s independent consultant, and the Compensation Committee. Manulife’s compensation program is generally consistent with the FSB Principles from a governance, strategy, risk, disclosure and supervisory oversight perspective. An independent review of the Company’s compliance to the FSB Principles will be conducted annually by

Manulife’s Internal Audit department with information captured in the Company’s compliance database.

In 2009, the Company also compared the features of its compensation program design with the CCGG’s Executive Compensation Principles to ensure its alignment with these principles. The Board and the Compensation Committee believe there is strong integrity in Manulife’s compensation system and that it is aligned with shareholder interests. The balanced scorecard approach creates better linkages between compensation and corporate objectives and a broader based compensation structure to reward employees for delivering results with longer-term benefits.

A Continued Focus on Executive Compensation Alignment in 2010

Manulife will continue to align incentive compensation programs with the long-term, sustainable interests of the Company, its shareholders, regulators and employees. The market for talented financial services employees continues to be competitive. Modest salary increases were re-introduced in North America in 2010. The Company will continue to use a balanced scorecard approach in the annual incentive plan, including metrics on capital and risk management and will retain the payout thresholds for senior executives in the event that financial performance is below target. The proportion of executive variable compensation that is short-term, mid-term and long-term will remain consistent with 2009 and PSUs will continue to include the capital adequacy ratio (MCCSR) as a performance condition. It is expected that risk management and organizational development will form part of the personal objectives of all employees for 2010.

Starting in 2010, the compensation plan for the Chief Risk Officer and the Chief Actuary will be restructured. Half of their compensation will be in the form of an annual cash award divided between base salary and annual incentive. The other half will be awarded in longer term equity grants. The amount of the annual incentive will be entirely related to the individual performance of the officer and their team, not to the short term financial performance of the Company. Similarly, the longer term grants will be made up of restricted share units and stock options – neither with operating performance conditions. The performance of these officers will be assessed by the Chair of the Audit and Risk Committees of the Board, the President and CEO and, in the case of the Chief Actuary, the CFO. In addition, both these officers will have a direct oversight role for their counterparts embedded in the operating units and will participate in their objective setting and performance assessments.

Senior management (including the control function heads) and the Compensation Committee continue to refine, test and evolve the design of the Company’s executive compensation plans.

Details of the compensation plan design and 2009 payouts follow.

25	Manulife Financial Corporation Proxy Circular

Compensation Program Overview

The Company’s compensation program applies to all executives globally, including the President and CEO and other NEOs, and includes the following elements:

Element	Description	Potential for Variability with Performance
Base Salary	Salaries are provided to employees based on market rates, individual performance and internal equity.	Low
Short-Term Incentive	Annual incentives (bonuses) pay out as cash based on performance against the Financial, Health and Strategic targets. Bonus targets by grade are based on market competitiveness.	Moderate to High
Mid-Term Incentive (Restricted Share Units “RSUs”)	RSUs are typically granted annually based on individual performance, potential and market competitiveness. RSUs vest within 3 years and pay out based on the Common Share price.	Moderate to High
Mid-Term Incentive (Performance Share Units “PSUs”)	PSUs are granted annually based on individual performance, potential and market competitiveness. PSUs vest within 3 years and pay out is based on Common Share price, subject to ROE and MCCSR performance conditions.	High
Long-Term Incentives	Stock options are granted annually based on individual performance, potential and market competitiveness. Stock options typically vest 25% a year over 4 years. Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.	High
Pension	Plans vary by domicile. Company contributions vary by country, plan type and employee compensation levels.	Low to Moderate
Benefits	Plans vary by domicile. Benefits reflect local market practice and include group life, health and dental insurance programs.	Low
Perquisites	Perquisites vary by domicile and reflect local market practice.	Low

Pay at Risk and Deferred Compensation

Pay at risk and the deferral of compensation is embedded in the Company’s executive compensation program through:

■	the proportion of variable compensation that is short-term, mid-term and long-term;

■	the vesting schedule of mid-term and long-term incentives;

■

the requirement for Company, division, business unit and individual performance conditions to be met for incentives to be awarded, including additional financial performance thresholds for senior executives in 2009; and

■	the exposure of equity to the Common Share price over the medium and long-term.

This approach aligns executive compensation with the longer term interests of the Company and its shareholders and discourages inappropriate risk taking.

The amount of pay at risk and deferred pay increases by executive level, reflecting the ability of senior executives to affect Company’s results. Deferred vesting aligns payments with short to long-term business results. The average percentage of pay at risk for Vice Presidents and above is 66% of total compensation and 80-90% of total compensation for the most senior executives. The mix also varies by country, reflecting a balance between local market conditions and the Company’s overall compensation philosophy.

For the global executive population, the mix of pay at risk and deferred pay in 2009 at target was as follows:

Executive Level	Base Salary	Annual Incentive	RSUs	PSUs	Stock Options	Total Portion of Pay at Risk	Total Portion Deferred for 3+ Years
President and CEO	12%	24%	0	32%	32%	88%	49%
COO	14%	29%	0	29%	29%	86%	43%
Senior Executive Vice President	20%	20%	0	30%	30%	80%	45%
Executive Vice President	30%	20%	12.5%	12.5%	25%	70%	38%
Senior Vice President	40%	25%	19%	6%	10%	60%	30%
Vice President	50%	20%	20%	0	10%	50%	25%

Competitive Benchmarking

The market competitiveness of the Company’s executive compensation program, and each of its components, is assessed annually relative to a group of peer companies with similar size, scope and geographic area of operations. Total compensation levels are targeted at the median of the relevant peer group. Compensation for high performing executives is positioned competitively with high performing executives at other top performing peer companies. Compensation for executives below the Senior Executive Vice President level is benchmarked to regional comparators, reflecting each executive’s location. Executives at the Senior Vice President level and above have historically been benchmarked against companies of comparable scope and complexity on a regional or global basis.

In 2009, the Compensation Committee asked Hugessen to review the composition of the global peer group used for the President and CEO, COO and Senior Executive Vice Presidents.

As part of this review, Hugessen developed a list of 17 comparator firms in the insurance industry with international operations and with revenues and market capitalizations of approximately US$10 billion or greater for consideration by the Compensation Committee and management of the Company.

Manulife Financial Corporation Proxy Circular	26

Of the 17 companies, the Compensation Committee places particular emphasis on the pay levels and policies among a core group comprised of the most relevant global life insurance companies within the larger group:

Global Insurance Peer Group – Core Group
■ AFLAC	■ Prudential Financial
■ Lincoln National	■ Sun Life Financial
■ Metropolitan Life	■ The Hartford
■ Principal Financial

In light of the small size of the core comparator group, the Compensation Committee monitors and considers the pay levels and policies among the balance of the company comparator group.

Global Insurance Peer Group – Supplemental Firms
■ AEGON	■ HSBC Insurance
■ Allstate	■ ING Insurance
■ Aviva	■ Loews
■ AXA Insurance	■ Progressive
■ Chubb	■ Travelers

Recognizing that the Company is a major Canadian financial services company, the Compensation Committee also monitors and considers compensation levels for senior officers of the major Canadian banks:

Major Canadian Bank Peer Group
■ Bank of Montreal	■ Royal Bank
■ Bank of Nova Scotia	■ Toronto-Dominion Bank
■ CIBC

The Compensation Committee also considers pay information published in the North American Diversified Insurance Survey –

a widely referenced survey of pay levels among major insurance companies.

Base Salary

Base salary compensates executives for the roles they perform for the Company. Base salaries and salary ranges are benchmarked externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other employees. Salaries are reviewed at least once a year, with annual salary adjustments effective March 1st in most locations. In 2009, there were no general salary adjustment pools in North America.

Short-Term Incentive (“Annual Incentive Plan” or “AIP”)

In 2009, a balanced scorecard approach was introduced to the Annual Incentive Plan to better align employee effort and compensation with management priorities addressing the long-term sustainable health of the Company. Financial measures continue to be a significant part of the business performance multiplier, with 34% of the multiplier based on a Financial Index set at total Company net income and ROE metrics. 33% of the multiplier is based on a Health Index which is set annually for each business unit and designed to measure sales growth and profitability, customer retention and expense management. The remaining 33% of the multiplier is based on strategic Initiatives set for the Executive Committee and for each division and function to capture capital management, risk and growth initiatives. Members of the Company’s Executive Committee share the same enterprise-wide targets for AIP. Executives below this level have the Company-wide Financial Index targets and business unit related Health Index and Strategic Initiatives. The minimum annual incentive is zero. The maximum annual incentive varies by level and is for superior performance. Company and division metrics are stress-tested to ensure potential payouts remain aligned with Company performance. Annual incentives are normally paid in February following the performance year. The formula of the annual incentive calculation is:

Annual Incentive Plan Formula

Base Salary	x	AIP Target Incentive	x	Business Performance Multiplier (Balanced Scorecard)	x	Individual Performance Multiplier	=	Annual Incentive
Varies by individual qualifications, experience and performance		Varies by level		■ 34 % Financial Index (set at the total company level) ■ 33% Health Index (set at the business unit level) ■ 33% Strategic Initiatives (set at the business unit level) Range = 0 – 200% of target		Varies by individual and is based on personal objectives set for the year. Range = 0 – 200% of target		Payout ranges from zero to maximum

27	Manulife Financial Corporation Proxy Circular

The targets and maximums for the 2009 AIP are shown below:

Executive Level	AIP Target	AIP Maximum
(as a % of base salary)
President and CEO	200%	350%
Chief Operating Officer	200%	300%
Senior Executive Vice President	80 –100%	200 – 250%
Executive Vice President	45 – 70%	113 – 175%
Senior Vice President	35 – 55%	88 – 138%
Vice President	25 – 45%	63 – 113%

Note: These maximums may be exceeded only upon extraordinary performance as determined by the Board.

Mid-Term and Long-Term Incentives

Restricted share units (“RSUs”), performance share units (“PSUs”) and stock options are granted annually to executives based on current performance and potential to contribute to the future success of the Company. No consideration is given to the outstanding value of an individual’s stock options, RSUs or PSUs in determining the number of RSUs, PSUs and stock options to be granted.

Mid-Term Incentive (RSUs and PSUs)

Under Manulife’s Restricted Share Unit Plan (“RSU Plan”), both RSUs and PSUs may be granted. RSUs and PSUs entitle participants to receive cash equal to the market value of the same number of Common Shares when units vest and are paid. The vesting and payout of PSUs are subject to performance conditions. RSUs and PSUs are credited with additional units when dividends are paid on Common Shares. The Company does not issue any Common Shares in connection with RSUs but hedges the exposure. A total of 5,892,380 RSUs and PSUs with a value of $97.7 million were granted in 2009. Subject to local tax rules and rulings, participants in Canada and the U.S. can defer the payout of RSUs by electing to exchange RSUs or PSUs for deferred share units (“DSUs”) prior to vesting, as described on page 29.

In 2009, executives received mid-term incentives in RSUs, PSUs, or a mix of both. The President and CEO, the COO, Senior Executive Vice Presidents and all other members of the Executive Committee received all of their mid-term incentives in PSUs in 2009. Below this level, a mix of RSUs and PSUs were granted in 2009 as follows:

Executive Level	PSUs	RSUs
Executive Committee Members	100%	0%
Executive Vice President (not on Executive Committee)	50%	50%
Senior Vice President	25%	75%
Vice President	0%	100%

RSUs and PSUs granted in 2009 vest over 3 years, with 25% vesting after the first year, 25% vesting after the second year and 50% vesting at the end of the award term. The 2009 PSUs are subject to performance conditions that are equally weighted over three performance periods. The portion of PSUs vesting after the first year is subject to the following performance conditions:

■

ROE (60% weighting) – ROE represents the net income available to common shareholders as a percentage of the capital deployed to earn the income. ROE is a key performance metric not only of profitability, but also of how effectively the Company manages shareholders’ capital.

■

MCCSR ratio (40% weighting) – The MCCSR ratio is a regulatory target ratio used by OSFI to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders. Initiatives to increase the level of this ratio tend to have an offsetting impact on corresponding financial measures such as the ROE. All management actions in 2009 that impacted this ratio were reviewed by the Compensation Committee with the Chief Actuary to confirm that there were no unintended consequences of introducing this new metric.

The first portion (25%) of the 2009 PSUs vested on February 15, 2010 and paid out at 94% of target based on an ROE of 5.2% and an MCCSR of 240% in 2009. Performance conditions for the second and final portions of the 2009 PSUs will be established by the Compensation Committee and approved by the Board at the beginning of the applicable performance period.

PSUs granted in 2007 and vesting in December 2009 did so without value, as a result of the Company not meeting the 3 year average ROE performance condition. PSUs granted in 2008 are also expected to vest without value in December 2010.

Special one-time RSU grants of $8.98 million were approved by the Compensation Committee and were directed at a very select group of employees below the Senior Executive Vice President level identified as key to the Company’s future success and as possible retention risks. These RSUs were granted in February 2009 and vest over 2 years without any performance conditions.

Long-Term Incentive (Executive Stock Option Plan)

The Executive Stock Option Plan (“ESOP”) was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the ESOP. No amendment may be made to the ESOP without the approval of the Company’s shareholders.

The maximum number of Common Shares issuable under the ESOP is 73,600,000, representing 4.2% of Common Shares outstanding as at March 16, 2010. A total of 17,620,935 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.0% of Common Shares outstanding as at March 16, 2010. The maximum number of Common Shares that may be issued within one year or issuable at any time under the ESOP together with all other share based compensation arrangements to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.

Manulife Financial Corporation Proxy Circular	28

Stock Options

Stock options are awarded in February each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is equal to the higher of the closing price of Common Shares as reported on the TSX on the last trading day before the date of grant and the average closing price of Common Shares on the TSX for the five trading days before the grant date.

Stock options with an exercise price of $15.67 were granted on February 18, 2009. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. A total of 8,855,588 stock options with a grant value of $31.8 million were granted in 2009.

Stock Option Grant Timing

The Company does not grant stock options when the Company’s reporting insiders are prohibited from trading, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back-dating.

Stock options can also be granted to select new executives at time of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Deferred Share Units

Deferred Share Units (“DSUs”) entitle holders to receive cash equal to the market value of the same number of Common Shares when the DSUs are paid out. In 2009, under the Company’s deferred compensation programs, executives in Canada and the U.S. were provided the opportunity to elect to exchange all or a portion of their annual incentive payment, RSUs or PSUs into DSUs, subject to local tax rules and rulings. DSUs assist executives in meeting the Company’s executive share ownership guidelines. All DSUs are credited with additional units when dividends are paid on Common Shares. DSUs cannot be redeemed until an executive leaves the Company. DSUs are only transferable in case of death.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer base salary, annual incentive or vested RSUs into a deferred compensation account.

RSUs, PSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, PSUs, stock options and DSUs upon retirement, death and resignation or termination without cause:

Award	Normal Retirement	Early Retirement	Death	Resignation or Involuntary Termination[1]

RSUs/PSUs	RSUs/PSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	Number of RSUs/PSUs is pro-rated with approved payment on the scheduled payout date subject to any performance conditions.	RSUs/PSUs vest 100% and are payable as of the date of death. Performance conditions are waived.	RSUs/PSUs are forfeited.[2]

Stock Options	Unvested options continue to vest over the remaining vesting period. Options can be exercised within three years.[3]	Unvested Options terminate. Vested options can be exercised within three years.	Options vest 100% and can be exercised within one year.	Unvested options are forfeited. Vested options may be exercised within 90 days unless extended as a result of eligibility for retirement[4]

DSUs	Can be redeemed by December 15th of the following year for executives in Canada, or the date designated on their deferral election form for executives in the U.S.

[1]	This may be subject to the terms of an NEO’s employment or separation agreement as set out in the “Termination and Change of Control Benefits” section on page 46.

[2]	For 2009, a temporary policy allowed PSUs and RSUs to continue to vest during the severance period for involuntary termination.

[3]	Stock options granted prior to 2008 vest immediately upon normal retirement.

[4]	In 2009, a temporary policy was implemented to allow vested stock options to be exercised for up to one year on involuntary terminations.

Notes:

■	Stock options, PSUs and RSUs are forfeited if an executive retires within one year of the grant date.
■	Stock options, PSUs and RSUs have post-employment conditions which may result in forfeiture of unvested awards in the event of a breach.
■	Stock options, PSUs and RSUs are forfeited on a termination for cause.
■	Stock options, PSUs, RSUs and DSUs are transferable upon death to a beneficiary or an estate.

29	Manulife Financial Corporation Proxy Circular

Total Stock Options and DSUs Outstanding

The total number of stock options and share-settled DSUs outstanding, and securities available for future grant under the ESOP, the Directors Equity Incentive Plan and the Stock Plan for Non-Employee Directors as of December 31, 2009 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	34,665,440	1.91%	20,053,900	1.10%
DSUs	2,355,284	0.13%
Directors Equity Incentive Plan	70,000	0.004%
Stock Plan for Non- Employee Directors	389,668	0.02%
Total	37,480,392	2.06%	20,053,900	1.10%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates for the past three years are as follows:

	2009	2008	2007
Overhang	3.17%	3.48%	3.85%
Dilution	2.06%	1.75%	1.76%
Burn Rate	0.49%	0.23%	0.17%

Notes:

■

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

■	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.
■	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

Executive Share Ownership Guidelines

The Company requires its executives to have ownership in the Company proportionate to their compensation and position. These guidelines reflect the Company’s belief that share ownership further aligns the interests of shareholders and the management team. Executives have five years from their date of appointment or promotion to accumulate a multiple of their base salary in shares as indicated in the table. Under the guidelines, DSUs, RSUs, PSUs, personally held Common Shares and preferred shares count towards share ownership, whereas stock options do not.

Executive Level	Share Ownership as a Multiple of Base Salary
President and CEO	7.0
Chief Operating Officer	5.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

NEO Share Ownership as at December 31, 2009

NEO	Level	Required Ownership as Multiple of Base Salary	Total DSUs, PSUs and Common Shares	Total Holdings as Multiple of Base Salary[1]	Multiple of Base Salary Required for Prior Role
Donald A. Guloien	President and CEO	7.0	$9,806,022	9.4	4.0
John D. DePrez III	COO	5.0	$3,662,354	4.1	4.0[2]
Michael W. Bell	SEVP	4.0	$802,474	1.1	N/A3
James R. Boyle	SEVP	4.0	$2,025,491	3.0	2.5[4]
Warren A. Thomson	SEVP	4.0	$2,962,601	4.4	2.5

[1]

For purposes of determining compliance with the share ownership guidelines, the salary of each NEO has been converted to Canadian dollars as of December 31, 2009 using an exchange rate of US$1.00 = $1.0466. Each NEO’s total holdings multiple was calculated based on the higher of the grant price or the closing price of the Common Shares on the TSX on December 31, 2009.

[2]	Mr. DesPrez has 5 years from the time of his promotion in May 2009 to meet his new share ownership requirement.

[3]	Mr. Bell joined Manulife in June 2009 and has 5 years to meet his share ownership requirement.

[4]	Mr. Boyle has 5 years from the time of his promotion in May 2009 to meet his new share ownership requirement.

In late 2008, the Board allowed executives to value their RSUs, PSUs and DSUs at the higher of grant price or current market price for the purposes of meeting the share ownership guidelines. This measure was introduced on an interim basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price.

The Board introduced a requirement in 2006 for the President and CEO to continue to meet his share ownership requirement for one year after leaving the Company. This requirement was extended in 2009 to include the COO and CFO.

In 2009, the Board formally approved a policy to prevent the monetization of unvested equity awards by executives.

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Pension

The Company offers pension plans to employees to assist them in providing for their retirement. The plans reflect the practices in the countries in which the Company operates in a manner consistent with the Company’s overall compensation philosophy.

The Company has long recognized the financial exposure associated with traditional defined benefit pension plans and as such, has been closing these plans to new members and replacing them with capital accumulation-type retirement plans. The latter plans include cash balance, 401(k) and defined contribution plans. As a result of this early intervention, the Company’s exposure to the volatility of defined benefit plans has been and will continue to be reduced over time.

To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements, which are for the most part unfunded. Executives entitled to supplemental arrangements must comply with non-solicit and, at the most senior levels, non-compete provisions to receive full payment of their supplemental retirement benefits.

At the time of closure of the Company’s traditional defined benefit plans in Canada, some of the participants in these plans were grandfathered and remained as members of these plans. As of December 31, 2009, approximately 20 executives remained in the Canadian Staff Pension Plan with individual supplemental retirement agreements. These executives continue to be entitled to defined benefit pensions which are calculated based on their years of service and their base salary plus annual short-term incentive awards. For these executives, the annual defined benefit pension payable upon retirement is capped at a dollar amount that varies depending on the executive’s years of service and job grade at retirement.

In the U.S., when the traditional defined benefit plans were closed and replaced by cash balance plans, some of the participants in these plans were similarly grandfathered and continued to be eligible for benefits based on the participant’s years of service and base salary plus annual short-term incentive awards. In 2008, when the qualified cash balance plans were harmonized and the non-qualified cash balance plan was closed, these grandfathered participants were advised that their final average pay pension benefits would continue to accrue only through 2011, at which time these benefits will be frozen. As at December 31, 2009, approximately 30 executives remain entitled to these grandfathered pension benefits.

Also in 2008, the pension plan for the Company’s Japan-based employees was converted from a traditional unfunded defined benefit plan to a tax qualified funded cash balance plan. The cash balance plan benefits are based on contribution credits and interest credits granted by the Company, reflecting the Company’s compensation philosophy. Each participant’s opening balance in the cash balance plan was determined as the value of their accrued benefit vested under the traditional defined benefit plan. The prior benefits were based on a seniority system defined by years of service, age and title.

As the Company closes its traditional defined benefit plans, the number of employees covered by such plans globally continues to decline. Approximately 90% of employees are now covered by capital accumulation-type plans under which the Company’s favored approach is to allocate a fixed percentage, taking median market practice into account, of each employee’s pensionable earnings. Other remaining tenure-based pension arrangements continue to be reviewed with the intention of aligning them with this approach.

A description of the pension plans applicable to the NEOs is on pages 41 to 45 and includes individual information on the annual benefit payable upon retirement and the Company’s accrued benefit obligation for these executives.

Benefits and Perquisites

The Company offers group life, health and dental insurance, paid time off and other benefits to employees. The Company offers these benefits on a locally competitive level with peer companies, while ensuring that benefit costs are contained over the long-term.

Perquisites are generally provided to executives in the form of annual allowances to be used for a number of expenditures, such as car leases and club memberships. These are offered as fixed allowances by grade, subject to maximum limits, as benchmarked against those at peer companies.

Talent Management and Succession Planning

In addition to the compensation programs described above, the Company has an extensive talent management and succession planning process. The Company’s objective is to have high performing individuals in critical roles across the Company and to ensure there is talented bench strength to fill these roles in the future. Manulife believes in the importance of accelerated career development of high potential employees through meaningful and varied work experiences, mobility and formal development. Talent management priorities are:

■	The early identification and assessment of high performers and aggressively developing those with potential;

■	Maintaining and monitoring engagement, driving high performance and retention;

■	Significant differentiation of compensation for high performing and high potential employees;

■	The acquisition and retention of early career, high potential talent;

■	The selective external hiring of seasoned, exceptional executives.

Manulife’s succession strategy is a blend of promotion from within and external sourcing for key positions, where appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by leadership change, maintains consistency in business strategy and practices, and at the same time allows for different perspectives and fresh thinking from outside the Company. Deriving the majority of succession placements from internally developed candidates assists in retaining high potential executives.

Management also focuses attention on executives below this level to ensure there is a well trained, high performing pool of up and coming executives with a broad range of business and functional experience, and who contribute to a common culture and values for building a sustainable, high performing Company. Significant effort also goes into ensuring that a pipeline of more junior executives is available to assume middle-management roles as required.

The Compensation Committee annually reviews the depth of the talent pool and the succession capacity for critical roles in the Company.

31	Manulife Financial Corporation Proxy Circular

Company Performance and Incentive Plan Results

2009 Net Income of $1.4 billion and ROE of 5.2% were an improvement over 2008 but remained well below target, as strong equity markets and credit quality, were more than offset by lower corporate bond yields and changes to actuarial assumptions. In spite of this, the relative performance of Manulife versus that of its defined global peer group was comparatively strong (on a U.S. GAAP basis), with first quartile capital strength and financial stability, second quartile profitability, third quartile growth and last quartile Total Shareholder Return, which was severely impacted by market reaction to the common equity raise and the dividend reduction.

In 2009, the Board and the President and CEO established strategic objectives for the Company which concentrated the organization on capital management, risk management and diversified growth. These were integrated in the annual incentive plan which was expanded beyond short term financial and operating objectives. This approach is consistent with industry best practices and serves to better align employee goals with current management priorities.

2009 Balanced Scorecard Results

2009 Performance Measures	Weighting	2009 Company Results
Financial Index ■ Net Income of $1.2-$3.6 billion ■ Return on Equity of 4-12%	34%	■ Net Income of $1.4 billion ■ ROE of 5.2%
Health Index ■ Sales/Market Share ■ Expense Management ■ New Business Profitability ■ Customer/Business Retention	33%

■     Positive sales results were recorded across most of the businesses, tempered by slow economic recovery in the U.S. and a conscious effort to adjust product design and business risk profile.

■     Total funds under management increased 22% to $440 billion.

■     Full year insurance sales declined by 4% in comparison to 2008 levels on a constant currency basis. Declines primarily attributable to a slower economic recovery in the U.S. were largely offset by strong growth in Asia.

■     Premiums and deposits[1] for the insurance businesses were $22.9 billion, representing an 11% increase over the prior year.

■     Premiums and deposits for the wealth businesses, excluding variable annuities, were $37.1 billion, down 5% from the prior year.

■     In 2009, the Company focused on pricing and margins over market share and will continue to follow this approach to building strong, valuable businesses.

Strategic Initiatives ■ Capital Management ■ Risk Management ■ Diversified Growth (organic and acquisition)	33%

■     Capital levels were fortified through a series of actions that brought the MCCSR in Manufacturers Life to 240% at December 31, 2009.

■     Progress was made in reducing the Company’s equity exposure through strategically timed hedging, product and business mix adjustments and with the benefit of improved equity markets.

■      The U.S. operating subsidiaries were merged at year end to provide a more efficient capital structure, more stable capital ratios, a more diversified risk profile and improved operating efficiencies

■     Two attractive acquisitions were completed in Canada: AIC Ltd.’s Canadian retail investment fund business and Pottruff & Smith Travel Insurance Brokers Inc.

■     A 49% ownership in ABN AMRO TEDA Fund Management Co. Ltd. (China) was negotiated, a key entry into China’s wealth management industry.

■     A long-term growth plan was developed to balance the Company’s business and risk profile and, at the same time, leverage its strengths to build on strong franchises and selectively diversify into new markets.

Total	100%

[1]	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures on page 49.

For 2009, the combined Financial Index, Health Index and Strategic Initiatives scores resulted in a total corporate score (AIP business performance multiplier) of 104%. As explained earlier, Net Income for 2009 failed to meet the prescribed threshold and “gates” were applied to the corporate score resulting in a reduced score of 56% for the President and CEO, COO and Senior Executive Vice Presidents. The plan design worked as intended, resulting in the alignment of senior management compensation awards with shareholder interests. The Compensation Committee did not exercise its discretion to adjust the corporate score.

Mid-Term Incentive Results

Performance conditions applicable to mid-term incentive awards have been and continue to be strongly aligned with

Manulife’s financial performance. Consistent with the Company’s 2009 focus of building strong capital levels, the MCCSR ratio was added as a performance condition for the PSUs, at a 40% weighting; ROE represents 60%. The first portion of the 2009 PSUs which vested on February 15, 2010, paid out at 94% of target based on the Company’s performance (5.2% ROE and 240% MCCSR). RSUs granted in 2007 and vesting in December 2009 did so without value, as a result of the Company not meeting the 3 year average ROE performance condition. RSUs granted in 2008 are also expected to vest without value in December 2010.

The total amount of variable compensation (annual, mid-term and long-term incentives) awarded to Vice Presidents and above in 2009 was $122 million, representing 1.1 percentage points on the Company’s MCCSR ratio as at December 31, 2009.

Manulife Financial Corporation Proxy Circular	32

President and CEO Compensation

Performance

The Compensation Committee and subsequently the Board evaluated Donald Guloien’s personal performance as Senior Executive Vice President and Chief Investment Officer (“CIO”) until May 7, 2009 and as President and CEO thereafter. They concluded that as CIO he had positioned the Investment Division very effectively to avoid many of the instruments and exposures that were associated with the global financial crisis. He also embraced his CEO leadership responsibilities quickly and effectively at a particularly challenging time for all financial service companies. Since becoming President and CEO in May, he has focused senior management on risk reduction, capital adequacy and identification of growth opportunities, delivering on each of these objectives. He has earned the confidence of Manulife’s Board, management and employees.

Manulife generated net income of $1.4 billion in 2009, up significantly from the $517 million reported in 2008. ROE for 2009 was 5.2%, up from 2% for 2008. Manulife ranked in the first quartile of its global peer group comparators (on a U.S. GAAP basis) as measured by capital strength and financial stability; in the second quartile on profitability, in the third quartile on growth and in the last quartile on Total Shareholder Return. Positive sales results were recorded across most of the businesses, tempered by the recession in the U.S. and actions taken by management to adjust product design and business risk profile. Funds under management increased in 2009 by 22%.

Manulife ended the year with very strong capital levels and an MCCSR of 240% for Manufacturers Life. Our equity exposure was reduced through hedging at opportunistic times, adjustments in product and business mix and as a result of improved equity markets. We completed two attractive Canadian acquisitions (AIC and Pottruff & Smith) and entered into an agreement to acquire a 49% interest in a Chinese wealth management company. In addition, a long-term growth plan was developed to identify future priorities consistent with Manulife’s strengths, business profile and risk appetite.

Throughout the financial crisis, Manulife’s operating life insurance subsidiaries continued to enjoy amongst the highest financial strength ratings in our industry, as was recently reaffirmed by a number of rating agencies at, or just following, the year end.

President and CEO Compensation For 2009

In determining Mr. Guloien’s compensation for his first year as President and CEO, it is the Board’s opinion that he has done an excellent job in extraordinary circumstances. He has provided strong leadership, clearly demonstrating his ability to identify critical priorities and take appropriate action. While the Board recognizes that some of these actions may have temporarily depressed the share price, it is the Board’s belief that they are in the best long-term interest of both the Company and its shareholders.

However, in view of the fact that 2009 has been a difficult year for shareholders, Mr. Guloien asked the Board to cap his annual incentive pay at less than half his target, and to consider deferring the remainder through equity grants which would be at risk through vesting, performance conditions and stock price performance. After thoughtful consideration, the Board agreed with this proposal.

Total direct compensation received by Mr. Guloien for 2009 was US$7,879,833 (Cdn$9,326,962). This was comprised of a salary of US$930,256 (Cdn$1,061,410), annual incentive of

US$949,577 (Cdn$1 million) and mid and long-term incentive awards of US$6 million (Cdn$7,265,552). Further details are provided in the “Summary Compensation Table” on page 37.

The following describes the chronology of the Board’s analysis and the decisions made in determining the President and CEO’s compensation for 2009.

■

At the conclusion of the succession process to choose a new President and CEO for the Company, the Board approved the terms of Mr. Guloien’s employment contract specifying the terms of employment to apply upon his assuming the President and CEO role on May 7, 2009. Key provisions of this contract include a base salary of US$1 million, a target bonus of 200% of base salary and a long-term incentive target of 550% of base salary. Consistent with Board approved policy, all compensation amounts are determined in U.S. dollars and converted into Canadian dollars as paid.

■	In February 2009, as CIO, Mr. Guloien was granted US$2,777,557 in medium and long-term incentives.

■	On May 7, 2009, Mr. Guloien assumed the role of President and CEO. His salary was increased to US$1 million.

■

On May 7, 2009, a medium and long-term incentive grant of US$3,222,443 was made to Mr. Guloien such that, together with the regular medium and long-term incentive grant made to him in February 2009 as CIO, his total award was US$6 million, representing 600% of his base salary as President and CEO. The increase from the target 550% specified in his contract to 600% was made by the Board to reflect the important role played by Mr. Guloien during the global financial crisis, managing the Company’s investment activities and working with the then President and CEO on a wide range of critical initiatives, including the transition of the Company’s leadership.

■	In February 2010, the Board approved a bonus for 2009 for Mr. Guloien, in accordance with the contract and the compensation program adopted in 2009, using the following process:

➢	Company performance was first assessed according to the Board approved balanced scorecard (see page 32) in place for all Manulife’s bonus eligible employees. A score of 104% was determined.

➢

A Net Income “gate”, specified by the plan to ensure alignment of pay with shareholder returns for Senior Executive Vice Presidents and above, including the President and CEO, was then applied. Failure to achieve the net income threshold resulted in the reduction of the corporate score to 56%.

➢

The Board then assessed Mr. Guloien’s individual performance for the two roles he held in 2009. For the period while Mr. Guloien was Senior Executive Vice President and Chief Investment Officer, the Board considered the successful investment management role, and the additional executive responsibilities that he assumed and assigned an Individual Performance Multiplier (“IPM”) of 1.6.

➢

On becoming President and CEO in May 2009, Mr. Guloien presented his 2009 personal objectives that were reviewed and approved by the Board. At year–end, he discussed his self-assessment against those objectives. Directors expressed their views on Mr. Guloien’s performance in individual discussions with the Board Chair and subsequently the Board’s overall assessment was reached in a meeting of the independent directors. For his performance as President and CEO, the Board

33	Manulife Financial Corporation Proxy Circular

assigned an IPM of 1.4, reflecting Mr. Guloien’s excellent contribution as leader of the Company.

➢	The combined effect of the “gated” Company performance score of 56% and the IPM applied to his salary resulted in a bonus award of US$1,344,000 representing 133% of actual salary received in 2009.

➢

In view of the fact that 2009 has been a difficult year for shareholders, Mr. Guloien suggested that his 2009 bonus award should be capped at Cdn$1 million (US$949,477) with the excess of the calculated AIP award over Cdn$1 million to be provided as additional medium and long-term incentive for 2010. The Board reviewed and approved Mr. Guloien’s proposal and set his 2009 bonus award at Cdn$1 million and agreed to award an additional US$400,000 of medium and long-term incentives for 2010. The result is further alignment with shareholder interests, by deferring a substantial portion of his 2009 AIP award and subjecting it to conditions based on financial results, vesting requirements and the Common Share price performance.

President and CEO Compensation for 2010

The Board approved a medium and long-term incentive award for 2010 of US$5,500,000 representing 550% of his base salary (target) as President and CEO. To this was added the US$400,000 for a total award of US$5,900,000. This award reflects Mr. Guloien’s continued strong leadership of the Company and the Board’s decision to accept the President and CEO’s proposal, noted above, to replace a substantial portion of his 2009 annual bonus with medium and long term incentives that are aligned with shareholder returns.

His salary will remain unchanged at US$1 million for 2010.

Other Named Executive Officers’ Compensation

The other NEOs are John DesPrez, COO; Michael Bell, Senior Executive Vice President and CFO; James Boyle, Senior Executive Vice President, U.S. Division; and Warren Thomson, Senior Executive Vice President and Chief Investment Officer. Further details on the compensation provided to all the NEOs can be found in the “Summary Compensation Table” and “Pension Plans” sections on pages 37 and 41, respectively.

The Compensation Committee’s independent advisor, Hugessen, conducts an extensive benchmarking review of compensation for similar roles at peer companies and this information is used as a reference for determining NEO total compensation.

The individual performance of each NEO (other than the President and CEO) is assessed by the President and CEO (and, the COO, in the case of Mr. Boyle) against goals established at the beginning of the year and approved by the Compensation Committee. Based on this assessment and in consultation with the Compensation Committee’s independent advisor, Hugessen, the Compensation Committee reviewed and approved the 2009 NEO annual incentive payouts and equity grants.

The business score for the 2009 Annual Incentive Plan (“AIP”) for the NEOs is the same for all senior executives, as described on page 32. For 2009, NEO annual incentive payouts averaged 76% of target. The 2009 annual incentive pool for this group was $3.7 million compared to zero in 2008 and $9.8 million in 2007 (or 62% lower than 2007). Further details are provided below.

Michael W. Bell, Senior Executive Vice President and Chief Financial Officer

Mr. Bell was appointed CFO in July 2009. Mr. Bell has assessed the Company’s earnings capacity and capital position, strengthening capital levels and successfully increased the Company’s flexibility to respond to market opportunities and risks. He has provided strong leadership to the Credit Committee, critical to ensuring continuation of Manulife’s excellent credit experience. Mr. Bell has interfaced effectively with the rating agencies and analyst community. He has strengthened the global Finance team and enhanced internal and external reporting. Mr. Bell has made a significant contribution to Manulife.

Based on a total score for the AIP business performance multiplier of 56% and in considering his performance for 2009, Mr. Bell received an annual incentive of US$718,194 (Cdn$756,330) for 2009. This includes US$400,000 to replace forfeited annual incentive compensation from his previous employer.

Based on Mr. Bell’s achievements in 2009, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the Compensation Committee, granted Mr. Bell equity awards valued at US$1,600,000 in February 2010. These awards were in the form of US$800,000 in stock options, US$600,000 in PSUs and US$200,000 in RSUs. Mr. Bell’s salary will remain unchanged in 2010.

John D. DesPrez III, Chief Operating Officer

On his appointment to COO in May 2009, Mr. DesPrez’s salary was increased to US$850,000 and his annual incentive target was increased to 200%.

As the Company’s newly appointed COO, Mr. DesPrez delivered strong operating results. 2009 saw solid sales particularly in Canada and Asia, somewhat tempered in the U.S. by the slower economic recovery and reducing the emphasis on variable annuities. He led the efforts to adjust product design and risk profile while focusing on pricing margins over market share. His leadership team managed the significant restructuring activities resulting from these changes. Mr. DesPrez chaired the Growth Task Force, an initiative which identified global opportunities consistent with the Company’s strengths and risk appetite and served to clarify and align the organization’s future priorities.

The U.S. subsidiary project was completed providing a more efficient capital structure improved operating efficiencies, more stable capital status and a more diversified risk profile in Manufacturers Life and in the U.S. subsidiaries. The combined effect of the “gated” Company performance score of 56% and the IPM applied to his salary resulted in a bonus award of US$920,267 (Cdn$969,133) for 2009. Mr. Guloien and Mr. DesPrez agreed to replace approximately US$100,000 of Mr. DesPrez’s 2009 AIP award with medium and long-term incentive for 2010, and Mr. Guloien recommended to the Board that they approve this change for Mr. DesPrez. The Board approved this proposal and set Mr. DesPrez’s 2009 bonus award at US$825,067 (Cdn$868,878).

Based on Mr. DesPrez’s achievements in 2009, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the Compensation Committee granted Mr. DesPrez equity awards valued at US$3,500,000 in February 2010. These awards were in the form of US$1,750,000 in stock options, US$1,312,500 in PSUs and US$437,500 in RSUs. This compared to US$3.8

Manulife Financial Corporation Proxy Circular	34

million awarded to him in 2009. Mr. DesPrez’s target medium and long-term incentive is 400% of base salary with a maximum of 500%, which may only be exceeded upon extraordinary performance, as determined by the Board. Mr. DesPrez’s salary will remain unchanged in 2010.

James R. Boyle, Senior Executive Vice President, U.S. Division

On his appointment to Senior Executive Vice President, U.S. Division in May 2009, Mr. Boyle’s salary was increased to US$650,000 and his annual incentive target was increased to 90%.

In 2009, as part of the leadership transition, Mr. Boyle succeeded Mr. DesPrez as Senior Executive Vice President, U.S. Division. Despite a year of continued economic instability, Mr. Boyle oversaw sequential quarterly growth in sales of targeted products (excluding variable annuities), and redesigned and repriced universal life, variable annuity products and Long Term Care. He negotiated key distribution relationships (e.g. Edward Jones); added three new 5 Star Morningstar Ratings1 to the Wealth Management mutual funds business; and the Long Term Care business was chosen as the sole carrier for the U.S. Federal Long Term Care Insurance Program. He managed the downsizing associated with the repositioning of the variable annuities business without compromising employee morale or engagement. Significant capital restructuring and the successful completion of the U.S. subsidiary reorganization led to capital and operating efficiencies, reduced risk exposure and more stable capital ratios. Based on a total score for the AIP business performance multiplier of 56% and in considering his performance for 2009, Mr. Boyle received an annual incentive of US$489,140 (Cdn$515,114) for 2009.

[1]

For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on Morningstar Risk-Adjusted Return that accounts for variation in monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of its 3, 5 and 10-year (if applicable) Morningstar Ratings. Past performance is no guarantee of future results.

Based on Mr. Boyle’s achievements in 2009, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the Compensation Committee granted Mr. Boyle equity awards valued at US$1,800,000 in February 2010. These awards were in the form of US$900,000 in stock options, US$675,000 in PSUs and US$225,000 in RSUs. This compared to US$1.67 million awarded to him in 2009. Mr. Boyle’s salary will remain unchanged in 2010.

Warren A. Thomson, Senior Executive Vice President and Chief Investment Officer

On his appointment to Chief Investment Officer in May 2009, Mr. Thomson’s salary was increased to US$650,000 and his annual incentive target was increased to 90%.

Mr. Thomson took over the Investment division in a year of continuing capital market volatility. Under his leadership, the Investment division delivered strong performance in 2009. Total funds under management (“FUM”) were $440 billion at year end. The General Fund enjoyed strong investment management results, excellent credit experience, and continuing prudent origination of relative value assets. The Company’s fixed income and mortgage portfolios outperformed their benchmarks in 2009. The Third Party Asset Management business grew to $110 Billion FUM, with net inflows in every quarter of 2009 and several important new mandates. Its infrastructure is efficient, compliant and scalable. Based on the total score for the AIP business performance multiplier of 56% and in considering his performance for 2009, Mr. Thomson received an annual incentive of US$489,140 (Cdn$515,114) for 2009.

Based on Mr. Thomson’s achievements in 2009, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the Compensation Committee granted Mr. Thomson equity awards valued at US$1,800,000 in February 2010. These awards were in the form of US$900,000 in stock options, US$675,000 in PSUs and US$225,000 in RSUs. This compared to US$1.67 million awarded to him in 2009. Mr. Thomson’s salary will remain unchanged in 2010.

Named Executive Officer Compensation and Business Performance

The following graph shows the aggregate cost of NEO total compensation in 2006, 2007, 2008 and 2009 as a percentage of the Company’s net income attributed to shareholders.

Note:	NEO total compensation, as reported in the Summary Compensation Table, as a percentage of market capitalization over the past four years is 0.063% on average. The NEOs in each of the last four years were:
2009:	Messrs. Guloien, Bell, DesPrez, Boyle, Thomson
2008:	Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Boyle
2007:	Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Bisnaire
2006:	Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Gordon

35	Manulife Financial Corporation Proxy Circular

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from December 31, 2004 to December 31, 2009 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends. The payout of mid-term and long-term incentives awarded to NEOs is subject to Common Share price movements, which clearly aligns the payout of such awards with shareholders’ experience. The graph shows an alignment between shareholders’ experience and NEO total compensation from 2004 to 2008. In 2009, the introduction of a balanced scorecard approach to the annual incentive and a capital adequacy metric to the mid-term incentive refocused NEO total compensation on rewarding results with longer-term benefits and partial bonuses were paid for 2009 compared to none in 2008. Further, the dividend reduction and common equity raise, which are intended to benefit shareholders over the longer term, adversely impacted the trading price of the Common Shares. As a result, there is a divergence in the alignment between shareholders’ experience and NEO total compensation from 2008 to 2009.

Supplemental Shareholder Return

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 1999 (the year in which the Company’s initial public offering occurred) to December 31, 2009 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.

Manulife Financial Corporation Proxy Circular	36

Summary Compensation Table

The following table summarizes compensation awarded to the NEOs for their services as executive officers of the Company as at December 31, 2009 in Canadian dollars unless otherwise noted.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary[1]	Share- Based Awards[2]	Option-Based Awards[3]	Annual Incentive Plans[4]	Long-Term Incentive Plans[5]	Total Direct Compensation[6]	Pension Value[7]	All Other Compen- sation[8]	Total Compen- sation
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Donald Guloien[9]	2009	1,061,410	3,632,776	3,632,776	1,000,000	n/a	9,326,962	243,000	88,471	9,658,434
President and CEO	2008	839,798	1,500,000	1,500,000	0	n/a	3,839,798	0	85,478	3,925,276
	2007	799,938	1,350,000	1,350,000	1,878,000	n/a	5,377,938	0	83,568	5,461,506
Michael Bell[10]	2009	409,149	792,400	792,400	756,330	n/a	2,750,279	35,700	52,874	2,838,853
Senior Executive Vice President and Chief Financial Officer
John D. DesPrez III[11]	2009	956,539	2,351,474	2,351,474	868,878	n/a	6,528,365	89,900	66,022	6,684,286
Chief Operating Officer	2008	840,005	1,500,000	1,500,000	0	n/a	3,840,005	239,900	31,806	4,111,711
	2007	801,791	1,350,000	1,350,000	1,878,000	n/a	5,379,791	(213,700)	32,387	5,198,478
James R. Boyle[11]	2009	707,468	1,509,203	999,225	515,114	n/a	3,731,009	69,100	0	3,800,109
Senior Executive Vice President, U.S. Division	2008	578,217	692,265	692,265	0	n/a	1,962,747	121,000	0	2,083,747
	2007	549,766	621,500	621,500	755,189	n/a	2,547,955	(105,200)	0	2,442,755
Warren Thomson[11]	2009	683,223	1,334,225	999,225	515,114	n/a	3,531,787	58,600	32,468	3,622,855
Senior Executive Vice President and Chief Investment Officer	2008	517,459	435,000	435,000	0	n/a	1,387,459	106,700	10,725	1,504,884
	2007	474,604	425,000	425,000	726,211	n/a	2,050,815	57,200	18,125	2,126,141
Former CEO & CFO
Dominic D’Alessandro[12]	2009	668,742	11,124,000	0	0	n/a	11,792,742	256,000	2,716,760	14,765,502
Former President and CEO	2008	1,361,540	3,906,240	3,906,240	0	n/a	9,174,020	2,115,000	273,717	11,562,737
	2007	1,276,004	4,160,942	4,160,942	4,158,643	n/a	13,756,531	1,817,000	87,788	15,661,319
Peter Rubenovitch[13]	2009	574,362	0	0	470,428	n/a	1,044,790	258,000	1,196,075	2,498,865
Former Senior Executive Vice	2008	689,122	900,000	900,000	0	n/a	2,489,122	0	47,511	2,536,633
President and Chief Financial Officer	2007	695,878	900,000	900,000	1,011,911	n/a	3,507,789	0	88,438	3,596,227

[1]

Salary paid to Messrs. Guloien, Bell, D’Alessandro and Rubenovitch is denominated in U.S. dollars but paid in Canadian dollars and converted on a semi-monthly basis using the Bank of Canada noon rate of exchange on the previous pay date.

[2]

Amounts shown represent the dollar value used to determine the number of units to be awarded to the NEOs. The number of units awarded was determined by dividing the dollar value by the grant date fair value of each unit. The grant date fair value of each unit was the price of a Common Share on the TSX which was the higher of the closing price on the trading day preceding the grant date and the average closing price for the five trading days preceding the grant date. The grant date fair value factors in the value of dividends credited to units. Amounts shown for 2009 represent PSUs awarded to Messrs. Guloien, DesPrez, Boyle and Thomson on February 18, 2009 and May 18, 2009. The February 18, 2009 PSUs were awarded based on a Common Share price of $15.67, which was the prior day closing price of Common Shares on the TSX. The May 18, 2009 PSUs were awarded based on a Common Share price of $21.95, which was the average prior 5-day closing price of the Common Shares on the TSX. The vesting of these PSUs is dependent upon the achievement of an established performance condition. The awards were based in U.S. dollars and converted to Canadian dollars at an exchange rate of $1.2601 per US$1 for Messrs. Guloien and DesPrez and $1.20 per US$1 for Messrs. Boyle and Thomson for the February 18, 2009 award; and $1.1687 per US$1.00 for the May 18, 2009 award.

Messrs. Boyle and Thomson received RSUs instead of a cash bonus for 2008. These RSUs were also awarded on February 18, 2009 based on a Common Share price of $15.67. The awards were based in U.S. dollars and converted to Canadian dollars at an exchange rate of $1.2601 per US$1.00.

Mr. Bell received a PSU award on June 22, 2009 based on a Common Share price of $23.25, which was the prior day closing price of the Common Shares on the TSX. The vesting of this PSU award is dependent upon the achievement of an established performance condition. The award was based in U.S. dollars and converted to Canadian dollars at an exchange rate of $1.132 per US$1.

[3]

Amounts shown represent the dollar value used to determine the number of stock options to be awarded to the NEO. The number of stock options awarded was determined for the years indicated using the following exercise prices and Black-Scholes factors: February 2009: $15.67 and 22%; May 2009: $21.95 and 22%; June 2009: $23.25 and 22%; 2008: $37.71 and 19.6%; 2007: $40.38 and 23.9%. These Black-Scholes factors were calculated using the following variables: (a) expected life of the options; (b) expected volatility of the Common Share price; (c) risk-free interest rate; and (d) expected dividend yield of the Common Shares. Grant date fair value equals the accounting fair value for stock options.

[4]

Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2009 annual incentive paid to Messrs. Guloien, Bell, DesPrez, Boyle and Thomson, was converted to Canadian from U.S. dollars at an exchange rate of $1.0531 per US$1.00.

[5]	Manulife does not provide this type of compensation program.

[6]

Total Direct Compensation represents the compensation that the Board determined to pay for the year, and is the sum of the amounts shown under “Salary”, “Share-Based Awards”, “Option-Based Awards”, and “Annual Incentive Plans”.

[7]

The Pension Value column includes the service cost and any other compensatory values related to the pension plans in which the NEOs participate. The details of these pension plans, and the Company’s obligations thereunder, are in the section below titled “Pension Plans”. 2009 US$ pension values have been converted to Canadian from U.S. dollars at an exchange rate of $1.1416 per US$1.00, which is the average income statement exchange rate used in the Company’s 2009 consolidated financial statements.

[8]

The All Other Compensation column includes the value of a paid annual physical examination, paid parking at the Company’s head office and amounts spent under the Executive Flexible Spending Account (“EFSA”) in Canada and under the annual perquisite allowance program in the U.S. EFSA and U.S. perquisite allowances that require disclosure for 2009 are as follows: Mr. Guloien, $84,436; Mr. D’Alessandro, $203,202, for the unused amounts from 2007 and 2008; Mr. Rubenovitch, $100,733; and Mr. DesPrez, $66,021. In 2009, the Company made a $1,000 donation in the name of Mr. Guloien to a charity of his choice.

[9]

The Pension Value column amount for 2009 reflects the enhancement made to Mr. Guloien’s grandfathered benefit upon his appointment as President and CEO on May 7, 2009, as explained in the Pension Plans section.

[10]	Mr. Bell joined Manulife on June 17, 2009 as the CFO. The Salary column amount is Mr. Bell’s salary from June 17 to December 31, 2009.

37	Manulife Financial Corporation Proxy Circular

The Annual Incentive Plans column amount includes an additional AIP amount of US$400,000 awarded to Mr. Bell to replace annual incentive compensation forfeited on leaving his former employer. The amount was converted to Canadian from U.S. dollars at an exchange rate of $1.0531 per US$1.

The All Other Compensation column includes amounts reimbursed for legal and tax consulting services relating to his relocation to Canada, but excludes expenses paid under the Company’s relocation program.

Mr. Bell will receive capped transitional tax equalization payments to mitigate the income tax differential between Canada and the U.S. in respect of his 2009 and 2010 annual salary and AIP, payable in 2010 and 2011, respectively, at which time they cease. The maximum tax equalization payment for 2009 is $200,000.

[11]

All compensation paid to Messrs. DesPrez, Boyle and Thomson is set and paid in U.S. dollars. 2009 compensation, with the exception of annual incentives (see note 4) and pension value (see note 7) has been converted to Canadian from U.S. dollars at an exchange rate of $1.1482 per US$1.00, which was the average semi-month Bank of Canada noon exchange rate during 2009.

[12]

Mr. D’Alessandro retired from Manulife effective May 31, 2009. To compensate Mr. D’Alessandro during 2009 and to recognize his leadership over many years, he was provided US$2,500,000 in cash, which includes his salary, and a PSU award equivalent to US$10,000,000. Mr. D’Alessandro voluntarily attached performance conditions based on Common Share price to this PSU award as described below. As at December 31, 2009, this PSU award did not have any value.

The	Salary column amount is the salary from January 1 to May 31, 2009, based on an annual salary of US$1,300,000.

In	February 2007, Mr. D’Alessandro received RSUs with performance conditions valued at $4,160,942, which vested without any value in December 2009 because the performance conditions were not met. In February 2008, Mr. D’Alessandro received RSUs with performance conditions valued at $3,906,240, which are expected to vest with zero value in December 2010 for the same reason.

The Share-Based Awards column amount is the award of 483,652 PSUs granted on May 29, 2009 and equivalent to $11,124,000, based on a Common Share price of $23.00, being the prior day closing price of the Common Shares on the TSX. The award was converted to Canadian from U.S. dollars at an exchange rate of $1.1124 per US$1.00. Mr. D’Alessandro voluntarily attached share price performance conditions to this PSU award. The vesting of these PSUs is dependent on the achievement of an established performance condition by December 22, 2011 as follows: (i) if the closing price of the Common Shares on the TSX does not reach $30 on any day during the vesting period, the PSUs will not be paid out; (ii) if the closing price of the Common Shares on the TSX reaches $30 on any day during the vesting period, the PSUs will be paid out at 50%; (iii) if the closing price of the Common Shares on the TSX reaches $36 on any day during the vesting period, the PSUs will be paid out at 100%; and (iv) if the closing price of the Common Shares on the TSX reaches between $30 and $36 on any day during the vesting period, the percentage paid out will increase proportionately from 50% to 100%. The PSUs are tied to post-employment non-solicitation and non-competition obligations, which if not satisfied may result in the forfeiture of the award. The PSUs are subject to a claw-back provision in case of a material restatement of the Company’s financial results. Under the claw-back provision, excess amounts paid or payable may be required to be repaid or set off against amounts due.

The Pension Value column amount for 2009 is the value of the pension accrued from January 1, 2009 to February 7, 2009, when Mr. D’Alessandro achieved his maximum pension of $3,000,000 per annum based on 30 years of credited service.

The All Other Compensation column includes, in addition to the amounts listed in footnote 8 above: $2,304,568 paid on May 29, 2009, which was the balance of the cash award less salary, converted to Canadian from U.S. dollars at an exchange rate of $1.1756 per US$1.; outstanding vacation pay; administrative support, such as an office, executive assistant, technology and parking in the Company’s Toronto offices, from June 1 to December 31, 2009, in accordance with his employment agreement; and a retirement gift valued at approximately $23,000.

[13]	Mr. Rubenovitch ceased active employment on September 30, 2009, pursuant to a retirement agreement, the terms of which are in the section titled “Termination and Change of Control Benefits”.

The Salary column amount is the salary from January 1 to September 30, 2009, based on an annual salary of US$650,000.

The Annual Incentive Plans column amount is a pro-rated AIP payment of $470,428.

Mr. Rubenovitch received no mid-term or long-term equity grants in 2009.

The Pension Value column amount for 2009 is due to the recognition of the two years from September 30, 2009 until September 30, 2011 for purposes of determining the early retirement reduction that will apply to his pension, in accordance with his retirement agreement. Mr. Rubenovitch did not accrue additional pension credits in 2007, 2008 and 2009 since his pension earned to the end of 2006 was greater than the cap implemented as of January 1, 2007.

The All Other Compensation column includes, in addition to the amounts listed in footnote 8 above, a one-time transitional bonus of $643,320 and 6 semi-monthly payments from October 1 to December 31, 2009 totaling $442,595, which were provided in accordance with his retirement agreement; and outstanding vacation pay.

In February 2007, Mr. Rubenovitch received RSUs with performance conditions valued at $900,000, which vested with zero value in December 2009 because the performance conditions were not met. In February 2008, Mr. Rubenovitch received RSUs with performance conditions valued at $900,000, which are expected to vest with zero value in December 2010 for the same reason.

Manulife Financial Corporation Proxy Circular	38

Outstanding Share-Based Awards and Option-Based Awards

		Option-Based Awards[5,7]					Share-Based Awards[5]
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options[1] ($)		Number of Shares or Units of Shares That Have Not Vested[3] (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[4] ($)
								Minimum[6]	Target[6]
Donald Guloien	October 2, 2000	109,800	$15.80	October 2, 2010	$387,594
	February 12, 2001	100,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$110,880
	February 11, 2004	128,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	135,208	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	139,884	$40.38	February 16, 2017	$0	[2]
	February 20, 2008	202,945	$37.71	February 20, 2018	$0	[2]	42,837	$0	$828,039
	February 18, 2009	507,629	$15.67	February 18, 2019	$1,857,922		116,380	$0	$2,249,625
	May 18, 2009	389,889	$21.95	May 18, 2019	$0	[2]	87,837	$0	$1,697,889
Michael Bell	June 22, 2009	154,917	$23.25	June 22, 2019	$0	[2]	34,515	$0	$667,175
John DesPrez III	February 12, 2001	200,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$110,880
	February 11, 2004	152,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	135,208	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	139,884	$40.38	February 16, 2017	$0	[2]
	February 20, 2008	202,945	$37.71	February 20, 2018	$0	[2]	42,837	$0	$828,039
	February 18, 2009	464,118	$15.67	February 18, 2019	$1,698,672		106,405	$0	$2,056,809
	May 18, 2009	155,617	$21.95	May 18, 2019	$0	[2]	35,058	$0	$677,671
James Boyle	February 25, 2003	30,000	$18.175	February 25, 2013	$34,650
	February 11, 2004	48,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	48,990	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	50,016	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	64,399	$40.38	February 16, 2017	$0	[2]
	February 20, 2008	93,661	$37.71	February 20, 2018	$0	[2]	19,770	$0	$382,154
	February 18, 2009	255,948	$15.67	February 18, 2019	$936,770		58,680	$0	$1,134,284
	February 18, 2009						33,915	$655,577	$655,577
	May 18, 2009	24,202	$21.95	May 18, 2019	$0	[2]	5,451	$0	$105,368
Warren Thomson	February 25, 2003	15,000	$18.175	February 25, 2013	$17,325
	February 11, 2004	36,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	42,094	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	41,150	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	44,038	$40.38	February 16, 2017	$0	[2]
	February 20, 2008	58,854	$37.71	February 20, 2018	$0	[2]	12,422	$0	$240,117
	February 18, 2009	255,948	$15.67	February 18, 2019	$936,770		58,680	$0	$1,134,284
	February 18, 2009						22,278	$430,634	$430,634
	May 18, 2009	24,202	$21.95	May 18, 2019	$0	[2]	5,451	$0	$105,368
Former CEO & CFO
Dominic D’Alessandro	October 2, 2000	1,800,000	$15.80	October 2, 2010	$6,354,000
	February 12, 2001	517,366	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	734,808	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	500,000	$18.175	May 31, 2012	$577,500
	February 11, 2004	694,000	$24.025	May 31, 2012	$0	[2]
	February 15, 2005	677,510	$29.005	May 31, 2012	$0	[2]
	February 15, 2006	458,532	$36.98	May 31, 2012	$0	[2]
	February 16, 2007	431,149	$40.38	May 31, 2012	$0	[2]
	February 20, 2008	528,502	$37.71	May 31, 2012	$0	[2]	111,556	$0	$2,156,377
	May 29, 2009						489,799	$0	$9,467,812	[8]
Peter Rubenovitch	February 12, 2001	132,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$110,880
	February 11, 2004	128,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	September 30, 2014	$0	[2]
	February 15, 2006	88,180	$36.98	September 30, 2014	$0	[2]
	February 16, 2007	93,256	$40.38	September 30, 2014	$0	[2]
	February 20, 2008	121,767	$37.71	September 30, 2014	$0	[2]	25,702	$0	$496,820

[1]

The value of unexercised in-the-money stock options at December 31, 2009 is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2009, which was $19.33 per Common Share.

[2]	Value of in-the-money stock options is $0 due to the exercise price being higher than the closing price of Common Shares on the TSX on December 31, 2009.

39	Manulife Financial Corporation Proxy Circular

[3]	The number of RSUs not vested is based on a target performance factor of 100%.

[4]	The market or payout value of RSUs that have not vested is based on the closing price of Common Shares on the TSX on December 31, 2009, which was $19.33 per Common Share.

[5]

In May 2006, the Company declared a stock dividend which had the same effect as the two-for-one split of its Common Shares. All RSUs, stock options and DSUs in this Proxy Circular are reported on a post stock dividend basis.

[6]

The February 20, 2008 RSU grant is subject to a performance condition. The minimum payout based on the performance condition is $0. In the interest of enhanced disclosure, the target payout is included.

[7]	Stock options exercised prior to December 31, 2009 are excluded.

[8]

Mr. D’Alessandro voluntarily attached share price performance conditions to this PSU award. The vesting of these PSUs is dependent on the achievement of an established performance condition by December 22, 2011 as follows: (i) if the closing price of the Common Shares on the TSX does not reach $30 on any day during the vesting period, the PSUs will not be paid out; (ii) if the closing price of the Common Shares on the TSX reaches $30 on any day during the vesting period, the PSUs will be paid out at 50%; (iii) if the closing price of the Common Shares on the TSX reaches $36 on any day during the vesting period, the PSUs will be paid out at 100%; and (iv) if the closing price of the Common Shares on the TSX reaches between $30 and $36 on any day during the vesting period, the percentage paid out will increase proportionately from 50% to 100%.

Aggregate Value of Named Executive Officer Equity for 2007 – 2009

		Outstanding Equity				Personal Ownership
NEO	Year	DSUs	PSUs	Stock Options		Common Shares	Total
				Exercisable	Unexercisable
Donald A. Guloien	2009	$3,236,866	$3,947,515	$498,474	$1,857,922	$2,391,508	$11,932,285
	2008	$3,342,290	$0	$801,000	$0	$2,573,376	$6,716,666
	2007	$6,308,189	$2,701,110	$12,385,061	$1,661,868	$5,019,320	$28,075,548
Michael W. Bell	2009	$0	$667,175	$0	$0	$0	$667,175
John D. DesPrez III	2009	$0	$2,734,480	$110,880	$1,698,672	$836,023	$5,380,054
	2008	$0	$0	$252,000	$0	$899,600	$1,151,600
	2007	$0	$2,701,110	$11,932,625	$1,761,138	$1,754,653	$18,149,526
James R. Boyle	2009	$0	$1,895,229	$34,650	$936,770	$115,980	$2,982,629
	2008	$0	$0	$78,750	$0	$124,800	$203,550
	2007	$0	$1,124,560	$1,595,656	$628,717	$243,420	$3,592,353
Warren A. Thomson	2009	$255,794	$1,670,286	$17,325	$936,770	$695,203	$3,575,378
	2008	$264,118	$0	$39,375	$0	$716,664	$1,020,157
	2007	$498,524	$836,553	$832,949	$741,509	$1,353,577	$4,263,112

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During the Year ($)[1]	Share-Based Awards - Value Vested During the Year ($)[2]	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)[3]
Donald Guloien	$0	$0	$1,000,000
Michael Bell	$0	$0	$756,330
John DesPrez III	$0	$0	$868,878
James Boyle	$0	$0	$515,114
Warren Thomson	$0	$0	$515,114
Dominic D’Alessandro	$0	$0	$0
Peter Rubenovitch	$0	$0	$470,428

[1]

The total value of stock options that vested during 2009. The value is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX on the vesting date. All unvested stock options were underwater as of the vesting date. The value of stock options exercised during 2009 is not required to be reported in this chart.

[2]	The 2007 RSUs vested in 2009 with zero value because the performance conditions were not met.

[3]	The total value of annual cash incentive awards for 2009. Annual incentive awards are also reported in the Summary Compensation Table.

Manulife Financial Corporation Proxy Circular	40

Pension Plans

Mr. Guloien participates in the registered and supplemental defined benefit pension arrangements in Canada. Messrs. D’Alessandro and Rubenovitch participated in these plans as well. Mr. Bell participates in the registered and supplemental defined contribution pension arrangements in Canada. Messrs. DesPrez and Boyle participate in the Company’s pension arrangements in the United States which include a qualified defined benefit cash balance plan, a qualified 401(k) plan and a non-qualified defined contribution plan. Mr. Thomson also participated in the pension arrangements in the United States in 2007, 2008 and 2009. Prior to that, he participated in the registered and supplemental defined contribution pension arrangements in Canada and, as of January 1, 2010, he resumed participation in the Canadian plans upon his return to Canada.

Pension Table – Defined Benefit Plans

The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements:

■	Years of credited service as at December 31, 2009 and as at the normal retirement age of 65;

■	Estimated annual benefit accrued, or earned, for service up to December 31, 2009 and up to the normal retirement age of 65; and

■	A reconciliation of the accrued obligation from December 31, 2008 to December 31, 2009.

Name	Number of Years of Credited Service		Annual Benefits Payable[1]		Accrued Obligation at December 31, 2008[2]	2009 Compensatory Change		2009 Non- Compensatory Change[5]	Accrued Obligation at December 31, 2009[6]
	December 31, 2009	Age 65	December 31, 2009	Age 65		Service Cost[3]	Other[4]
Donald Guloien[7]	28.8	41.2	$1,074,300	$1,200,000	$7,091,000	$243,000	0	$1,751,000	$9,085,000
John DesPrez III[8]	19.0	31.0	$145,000	$168,500	$929,000	$25,000	0	($58,000)	$896,000
James Boyle[8]	17.6	32.0	$122,200	$152,200	$680,000	$24,000	0	($39,000)	$665,000
Warren Thomson[8]	8.6	18.8	$11,800	$11,800	$72,000	$16,000	0	($6,000)	$82,000
Former CEO & CFO
Dominic D’Alessandro[9]	30.0	n/a	$3,000,000	$3,000,000	$31,951,000	$256,000	0	$3,472,000	$35,679,000
Peter Rubenovitch[10]	24.2	n/a	$749,100	$749,100	$6,145,000	0	$258,000	$1,649,000	$8,052,000

[1]

The annual benefits shown are subject to the limits discussed below, are based on current pensionable earnings and credited service to date/age stated and are payable in the normal form from age 65 or, where applicable, the earliest unreduced payment date. Current pensionable earnings include the annual incentive awarded in 2009 for Messrs. DesPrez, Boyle and Thomson.

[2]

The accrued obligation is the value of the projected pension earned for service to December 31, 2008. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2008 as disclosed in Note 17 of the Company’s 2008 consolidated financial statements, based on the actual pensionable earnings for 2008 and adjusted to reflect expected increases in pensionable earnings.

[3]

The service cost shown under the 2009 Compensatory Change column is the value of the projected pension earned for service during 2009. The values have been determined as at December 31, 2009, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2009, as disclosed in Note 16 of the Company’s 2009 consolidated financial statements, based on the actual pensionable earnings for 2009 and adjusted to reflect expected increases in pensionable earnings. The service cost shown for Mr. Guloien reflects the cost for the enhancement to his grandfathered pension. No pension service cost is shown for Mr. Rubenovitch as his pension is capped at the grandfathered amount and he is not accruing additional pension credits after 2006.

[4]

Other values shown, if any, under the 2009 Compensatory Change column would include the impact of any plan amendments and of differences between actual and assumed compensation. The amount shown for Mr. Rubenovitch reflects the recognition of the two years from September 30, 2009 until September 30, 2011 for purposes of determining the early retirement reduction that will apply to his pension, in accordance with his retirement agreement.

[5]

The 2009 Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Messrs. DesPrez, Boyle and Thomson, any amounts due to currency fluctuations. For Messrs. Guloien, D’Alessandro and Rubenovitch, the amounts are largely due to the reduction in the discount rate used to measure pension obligations as at December 31, 2009. For Mr. D’Alessandro, this increase in obligation was partly offset by the pension payments made to him in 2009.

[6]

The accrued obligation is the value of the projected pension earned for service to December 31, 2009. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2009 as disclosed in Note 16 of the Company’s 2009 consolidated financial statements, based on the actual pensionable earnings for 2009 and adjusted to reflect expected increases in pensionable earnings.

[7]

Mr. Guloien’s annual benefit accrued to December 31, 2009, and at his retirement age of 65, is based on his grandfathered annual benefit accrued as at December 31, 2006, using his credited service and pensionable earnings to that date, and reflects the enhancement made to his grandfathered benefit upon his appointment as President and CEO on May 7, 2009, as discussed below. The annual benefit that would have been payable to Mr. Guloien from December 31, 2009, had he retired as of that date, is $762,800.

[8]

The annual benefit for Messrs. DesPrez, Boyle and Thomson is the estimated benefit payable from age 65 that can be provided under the qualified and the closed non-qualified cash balance plans for U.S.-based employees and excludes any benefits from the U.S. defined contribution plans. Details regarding entitlements for Messrs. DesPrez, Boyle and Thomson under the latter plans are set out in the defined contribution section that follows. The annual benefits that would have been payable to Messrs. DesPrez, Boyle and Thomson from December 31, 2009, had they retired as of that date, are $60,100, $43,400, and $5,700 respectively. The total account balance under the cash balance plans as of December 31, 2009 amounts to $914,000 for Mr. DesPrez, $682,000 for Mr. Boyle and $84,000 for Mr. Thomson. Benefits

41	Manulife Financial Corporation Proxy Circular

for Messrs. DesPrez, Boyle and Thomson are determined and paid in U.S. dollars. The amounts noted in the table and in this footnote have been converted using exchange rates of $1.2246 per US$1.00 as at December 31, 2008 and $1.0466 per US$1.00 as at December 31, 2009. Amounts other than year end balances have been converted using an average 2009 exchange rate of $1.1416 per US$1.00.

[9]

The years of service and pension service cost include a double service pension credit for part of 2009. Due to an individual supplemental retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro earned two years of credited service for each year of service with the Company up to February 7, 2009, at which time he had earned 15 years of additional years of credited service and reached his maximum pension of $3,000,000 per annum, based on 30 years of total credited service. Mr. D’Alessandro retired as of May 31, 2009 and commenced payment of his full pension at that date, without any reduction for early retirement.

[10]

Due to an individual supplemental retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch has earned two years of credited service for each year of service with the Company up to August 1, 2005. A total of 10 additional years of credited service was earned by Mr. Rubenovitch under this supplemental agreement. Mr. Rubenovitch ceased active employment on September 30, 2009. Under the terms of his retirement agreement with the Company, the two years from September 30, 2009 until September 30, 2011 will continue to be recognized, but only for purposes of determining the early retirement reduction that will apply to his pension. As a result, Mr. Rubenovitch’s annual benefit accrued to the date his active employment ceased continues to be his grandfathered annual benefit accrued as at December 31, 2006, based on credited service and pensionable earnings to that date. Should Mr. Rubenovitch elect to commence his pension as of September 30, 2011, the annual benefit payable to him will be $702,300. The annual benefit that would have been payable to Mr. Rubenovitch from December 31, 2009, had he elected to commence his pension as of that date, is $662,900.

Notes:

■

The values shown above for Messrs. Guloien, D’Alessandro, and Rubenovitch include pension benefits provided by the Canadian Staff Pension Plan and individual supplemental retirement agreements and reflect the limits discussed below. For Messrs. DesPrez, Boyle and Thomson, the values include pension benefits provided by the John Hancock Financial Services, Inc. Pension Plan, and by the Manulife Financial U.S. Supplemental Cash Balance Plan for service up to December 31, 2007.

■	All members are currently vested in their pension entitlements earned to December 31, 2009.

■

Under the provisions of their respective change in control agreements, pension benefits for Mr. Guloien and for Mr. DesPrez would continue to accrue during any applicable severance payment period, subject to any limits that would normally apply to the pension benefits.

■

In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans.

■	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

■

The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Pension Table – Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2008 to December 31, 2009 for each NEO participating in the Company’s defined contribution pension arrangements.

Name	Accumulated Value at December 31, 2008	2009 Compensatory		2009 Non-Compensatory[4]	Accumulated Value at December 31, 2009
		Service Cost[2]	Other[3]
Michael Bell	$0	$35,700	$0	$14,500	$50,200
John DesPrez III[1]	$430,000	$64,900	$0	$95,000	$589,900
James Boyle[1]	$310,600	$45,100	$0	$81,400	$437,100
Warren Thomson[1]	$552,300	$42,600	$0	$143,800	$738,700

[1]

Benefits for Messrs. DesPrez, Boyle and Thomson under the U.S.-based 401(k) plan and the non-qualified defined contribution plan are determined and paid in U.S. dollars. The amounts noted for Mr. DesPrez do not reflect the enhanced pension benefits, as discussed below, that became effective on May 7, 2009 upon his appointment as COO. The amount of the enhancement in respect of 2009 is $189,900 and was credited to Mr. DesPrez in 2010 and was recognized at that time. The amounts have been converted using exchange rates of $1.2246 per US$1.00 as at December 31, 2008 and $1.0466 per US$1.00 as at December 31, 2009. Amounts other than year end balances have been converted using an average 2009 exchange rate of $1.1416 per US$1.00.

[2]

The service cost shown under the 2009 Compensatory column is the aggregate of those amounts contributed, and those amounts notionally credited, by the Company to each NEOs accounts under the plans during 2009 and is based on salary and annual incentive awarded in 2009.

[3]

Other values shown, if any, under the 2009 Compensatory column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There is no such above-market or preferential notional credits provided under the Company’s defined contribution pension plans.

[4]

The 2009 Non-Compensatory value includes any contributions made to the plans by the NEOs, all investment income credited during the year on the account balances and any amounts due to currency fluctuations.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements, which provide unfunded supplemental pension benefits to these executives, including Messrs. Guloien,

D’Alessandro and Rubenovitch. There are approximately 20 executives who are grandfathered and continue to be covered under individual supplemental retirement agreements. This number will continue to decline in future years. Under these agreements, retirement income is payable for the life of the executives, with a minimum guarantee of 120 monthly payments. Payment options of equivalent value are also available.

Manulife Financial Corporation Proxy Circular	42

Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

■	years of credited service (up to 35) multiplied by

■	the sum of:

-	1.3 percent of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and

-	2 percent of the excess of pensionable earnings over the final average YMPE ($44,967 for 2009).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction or other offset such as for Canada/Quebec Pension Plans.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000.

Effective January 1, 2007, the annual defined benefit pension payable upon retirement was capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service (and proportionally reduced for less than 35 years of service), as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

Pensions earned up to December 31, 2006, which exceed the caps, have been grandfathered. As such, the actual pension payable at retirement will not be less than the pension earned to December 31, 2006 reduced for early commencement, as applicable.

For Mr. Guloien, the cap was his annual grandfathered pension of $1,039,200 that was earned to December 31, 2006. Effective with his appointment as President and CEO on May 7, 2009, the cap on his annual pension will increase to $1,200,000. This increase will be phased in uniformly over the

3-year period from May 7, 2009 to May 6, 2012, at which point it will be frozen at that amount. All other existing provisions that apply to his registered and supplemental pension remain the same.

For Mr. D’Alessandro, the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million, which he had accrued in full as of February 7, 2009.

Under the individual supplemental retirement agreements, all executives are bound by a non-compete provision during the 24-month period following their date of termination or retirement. Should an executive breach this provision, the pension due under the agreement is reduced by one-third.

U.S.A.

During 2009, Messrs. DesPrez, Boyle and Thomson earned pension benefits through plan membership in the following retirement plans:

■	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;

■	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan; and

■	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

In addition, Messrs. DesPrez, Boyle and Thomson have accrued benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan, a non-qualified cash balance plan under which benefit accruals ceased as of December 31, 2007.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed below in the Summary of Defined Contribution Plans section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan, upon commencement of employment. Under the plan, a notional cash balance account is established for each participant. The account receives Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$245,000 for 2009). Eligible compensation is calculated as base salary plus annual incentive. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Benefits payable at the normal retirement age of 65, or at any retirement age, are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

When the qualified pension plans in the U.S. were merged into the John Hancock Financial Services, Inc. Pension Plan, participants with at least 10 years of service, who had been

43	Manulife Financial Corporation Proxy Circular

active participants under the former John Hancock U.S.A. Pension Plan as of December 31, 2007, were granted Company transition credits from 2008 to 2011. These credits ranged from 2% to 4% of eligible compensation, based on the participant’s years of service on January 1, 2008, and help compensate for the reduction in benefit accruals under the harmonized cash balance contribution credit formula. The transition credits for Messrs. DesPrez and Boyle are 3.6% and 3.0% respectively. Mr. Thomson does not receive transition credits.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a non-contributory, non-qualified and unfunded defined benefit cash balance plan. Participants stopped receiving Company contribution credits as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Under the non-qualified cash balance plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision. The non-compete provision applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for Senior Executive Vice Presidents). Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified cash balance plan may be forfeited.

Financial Position

The Canadian Staff Pension Plan is a funded plan, whereas the individual supplemental retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants (“CICA”), the Canadian Staff Pension Plan has an excess of accrued obligations over plan assets of $10,804,000 at December 31, 2009. The accrued obligations in respect of all current and former executives who have pension benefits under the individual supplemental agreements are $235,593,000 of which $174,439,000 has been charged to earnings as at December 31, 2009.

The John Hancock Financial Services, Inc. Pension Plan is a funded plan. As of January 1, 2008, the Manulife Financial U.S. Supplemental Cash Balance Plan was merged, along with all other non-qualified plans in the U.S., into the John Hancock Non-Qualified Pension Plan. The merged plan is a closed and unfunded plan. Following methods prescribed by the CICA, the John Hancock Financial Services, Inc. Pension Plan has an excess of accrued obligations over plan assets of $113,370,000 as at December 31, 2009 whereas the John Hancock Non-Qualified Pension Plan has accrued obligations of $421,329,000 of which $316,094,000 has been charged to earnings as at December 31, 2009.

Summary of Defined Contribution Plans

Canada

Employees hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999 also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 1% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings include base salary and annual incentive. All contributions in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($22,000 in 2009). The investment of the contributions to the plan is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. Executives are first eligible upon attaining the level of Vice President or higher. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $176,000 in 2009. Pensionable earnings include base salary and annual incentive (including the amount elected to be taken in the form of DSUs). A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum.

Under the Supplemental Defined Contribution Plan, all executives are bound by a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives, who were hired into or promoted to a Senior Vice President or higher level position on or after May 1, 2007, are also bound by a non-compete provision. The non-compete provision applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for Senior Executive Vice Presidents) but only in respect of pension benefits earned after the date of hire or promotion. Should an executive breach these provisions, the full amount of the pension benefits due under the supplemental plan may be forfeited.

Manulife Financial Corporation Proxy Circular	44

U.S.A.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary allowed under the 401(k) plan in 2009 was US$245,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan, the prior non-qualified plan. Notional accounts have been created for each participant and are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation permitted under qualified plans (US$245,000 for 2009). Eligible compensation is calculated as base salary and annual incentive, including any amounts elected to be taken in the form of DSUs. The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Upon Mr. DesPrez’s appointment as COO for Manulife on May 7, 2009, his pension arrangements were enhanced such that the total annual contributions made or credits allocated by the Company on Mr. DesPrez’s behalf under the qualified cash balance plan, the qualified 401(k) plan and the non-qualified defined contribution plan, will not be less than US$400,000 per annum. The incremental allocations provided under this new arrangement will be made after the end of each calendar year; for 2009, the allocation will be made in early 2010 and be prorated to reflect the portion of the year as COO. Each year’s incremental allocation will vest two years following the date that the allocation is made. In the event of death, resignation after age 55, and retirement or termination by the Company without cause after age 60, a prorated allocation for that year will be made and vesting of all allocations will be immediate.

Under the non-qualified defined contribution plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision. The non-compete provision applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for Senior Executive Vice Presidents). Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified defined contribution plan may be forfeited.

Financial Position

The defined contribution component of the Canadian Staff Pension Plan is a fully funded plan where assets equal accrued obligations. The Supplemental Defined Contribution Plan is not funded and has accrued obligations of $21,045,000 which have been fully charged to earnings as at December 31, 2009.

The John Hancock 401(k) plan is a fully funded plan where assets equal accrued obligations. The John Hancock Supplemental Retirement Plan is not funded and has accrued obligations of $15,392,000 which have been fully charged to earnings as at December 31, 2009.

45	Manulife Financial Corporation Proxy Circular

Termination and Change of Control Benefits

The following summarizes the incremental payments that would be provided to each NEO at, following, or in connection with one of the termination scenarios below as at December 31, 2009. The actual amount an NEO would receive on a termination of employment can only be determined at that time. The actual amount paid may vary depending on factors, such as the NEO’s age and service and the Common Share price.

Name	Type of Payment	Resignation[1]	Termination with Cause[2]	Termination without Cause[3]	Retirement (Early or Normal)[1]	Change in Control[4,5]
		($)	($)	($)	($)	($)
Donald Guloien	Total Severance	0	0	7,089,200	0	6,789,114
	Additional PSU & Stock Option Vesting[6]	0	0	464,481	0	5,805,437

	Total Incremental Payment	0	0	7,553,681	0	12,594,551
	Incremental Pension Amount[7]	0	0	0	0	281,245
Michael Bell	Total Severance	0	0	2,411,220	n/a	n/a
	Additional PSU & Stock Option Vesting[6]	0	0	0

	Total Incremental Payment	0	0	2,411,220
	Incremental Pension Amount[7]	0	0	75,633	n/a	n/a
John DesPrez III	Total Severance	0	0	5,855,820	0	4,351,678
	Additional PSU & Stock Option Vesting[6]	0	0	424,668	0	4,433,152

	Total Incremental Payment	0	0	6,280,488	0	8,784,830
	Incremental Pension Amount[7]	0	0	0	0	1,027,157
James Boyle	Total Severance	0	0	—	n/a	n/a
	Additional PSU & Stock Option Vesting[6]	0	0	—

	Total Incremental Payment	0	0	—
	Incremental Pension Amount[7]	0	0	0	0	n/a
Warren Thomson	Total Severance	0	0	—	n/a	n/a
	Additional PSU & Stock Option Vesting[6]	0	0	—

	Total Incremental Payment	0	0	—
	Incremental Pension Amount[7]	0	0	51,511	0	n/a

[1]

Upon resignation or retirement, no severance is paid. For equity purposes, Messrs. Guloien and DesPrez are eligible for early retirement as of December 31, 2009; Messrs. Bell, Boyle and Thomson are not eligible for retirement for equity purposes.

[2]	For terminations with cause, no severance is paid and employment terminates immediately. PSUs, stock options and supplemental pension are forfeited.

[3]

For Messrs. Guloien and DesPrez, on a termination of employment without cause, each is entitled to 2 times base salary and target annual incentive, with unvested options continuing to vest for 90 days, or up to 2 years if the inclusion of the severance period would qualify them for early or normal retirement under the ESOP. Mr. Guloien is also entitled to 2 times his EFSA, and if his severance is paid as periodic payments, his equity-based awards will continue to vest and be exercisable over the payment period, thereby increasing the severance entitlement up to $11,965,676 assuming 2 years of payments. Mr. Bell’s employment agreement provides that on a termination without cause, he is entitled to severance pursuant to the U.S. severance policy. Under the U.S. severance policy, Mr. Bell would have been entitled to 18 months of salary and target AIP. The employment agreements for Messrs. Boyle and Thomson do not stipulate their severance entitlements. Equity-based awards will be treated in accordance with the applicable awards and plans, unless the employment agreements indicate otherwise. For more information, see “Mid-Term and Long-Term Incentives” on page 28.

[4]

Under Mr. Guloien’s change in control agreement, he is entitled to: payment up to 3 times base salary, payment up to 3 times the average annual incentive plan compensation earned in the prior 3 consecutive fiscal years, full vesting and payment of outstanding awards of compensation, including those granted within the past year, full pension accrual until May 6, 2012 and benefit plan participation for up to 3 years. Stock options can be exercised within 1 year or until the date specified in the award, whichever is later. See the Additional Disclosure narrative below.

[5]

Under Mr. DesPrez’s change in control agreement, he is entitled to: payment up to 2 times annual base salary, payment up to 2 times the average annual incentive plan compensation earned in the prior 3 consecutive fiscal years, full vesting and payment of outstanding awards of compensation, including those granted within the past year, full pension accrual for 2 years with full vesting of all pension accruals and benefit plan participation for up to 2 years. Stock options can be exercised within 1 year or until the date specified in the award, whichever is later. Messrs. Bell, Boyle and Thomson do not have change in control agreements. See the Additional Disclosure narrative below.

[6]

Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on the closing price of Common Shares on the TSX on December 31, 2009, which was $19.33 per Common Share. Most unvested stock options are underwater due to the exercise price being higher than the closing price of Common Shares on the TSX on December 31, 2009.

[7]

The pension amount shown, if any, is the additional amount to which each NEO would have been entitled had their employment been terminated for the noted reason as of December 31, 2009. Where an amount is indicated, it is incremental to the NEO’s entitlement upon resignation. In the case of Mr. Guloien, the amount is the additional annual lifetime pension that would have been payable commencing January 1, 2010. For Messrs. Bell, DesPrez and Thomson, the amounts are the additional one-time lump sum payments that would have been due as of the date of termination. For Messrs. Bell and Thomson, the amounts represent the pension credits under the Canadian plans in respect of the 2009 bonus that would be paid. US$ amounts have been converted to Canadian from U.S. dollars at an exchange rate of $1.0466 per US$1.00 at December 31, 2009.

Manulife Financial Corporation Proxy Circular	46

Mr. D’Alessandro retired as President and CEO of Manulife effective May 31, 2009. On Mr. D’Alessandro’s retirement, he received a payment of $203,200 for the unused amounts in his 2007 and 2008 EFSA. Pursuant to his employment agreement, for five years following his retirement, he will be provided with administrative support, including an office, executive assistant, technology and parking in the Company’s Toronto offices, totaling approximately $105,000 per year, of which approximately $70,000 per year is attributable to rent. Mr. D’Alessandro was presented with a retirement gift, a sculpture valued at approximately $23,000.

Based on discussions between Mr. Rubenovitch and Mr. Guloien in early 2009 relating to Mr. Rubenovitch’s career aspirations and the needs of the Company, Mr. Rubenovitch agreed to assist the Company transition to a new CFO if and when a successor was hired and, after such transition, would cease active employment, subject to entering into a retirement agreement. Pursuant to his retirement agreement, Mr. Rubenovitch ceased active employment on September 30, 2009 and is entitled to payments and benefits from October 1, 2009 to September 30, 2011 of: 48 semi-monthly payments of US$66,458.33 and $3,429.59; participation in the Company’s Flexible Benefits Plan, excluding disability coverage; recognition of the above noted 2-year period for purposes of determining the reduction that would apply on early retirement to his pension under the defined benefit arrangements, after which he will be deemed retired effective September 30, 2011. In connection with Mr. Rubenovitch’s retirement, he did not receive any equity-based awards in 2009.

Post-Employment Conditions, Governance Measures and Change in Control Agreements

Each of the NEOs has an employment agreement containing non-compete, non-solicit, intellectual property, confidentiality and non-disparagement provisions. Since 2008, NEOs are also required to comply with 2-year non-compete and 2-year non-solicit obligations in their equity incentive awards, the breach of which may result in forfeiture of unvested awards. NEOs may also have non-solicit and/or non-compete obligations in their pension arrangements. See “Pension Plans” on page 41 for a description of these provisions and the consequences of failing to comply with these provisions. In addition, the following governance measures are included in the employment agreements of Messrs. Guloien, DesPrez and Bell:

■	Clawback provisions in the event of a material restatement of the Company’s financial statements related to the executive’s misconduct.

■

Share retention requirements during their tenure and for one year post-employment, which require them to hold Common Shares equivalent to at least 50% of the gain realized on the exercise of stock options.

Messrs. Guloien and DesPrez entered into new change in control agreements in May 2009, at the time of their promotions. These agreements protect shareholder interests by removing the distractions of a change in control and allowing key executives to focus on the business, by providing security and incentives to remain with the Company. These change in control agreements are subject to double trigger provisions that require payments only if there is both a Change in Control and the NEO’s employment is terminated without cause, or he resigns for good reason as defined in the agreements, within a specified protection period starting 90 days before and ending 24 months after a Change in Control. Under these agreements, “Change in Control” can generally be described to include any one of the following events:

■	Incumbent Directors, who on the effective date constitute the Board, cease for any reason to constitute at least a majority of the Board.

■	Any party becomes a beneficial owner holding directly or indirectly 35% of the Company’s voting shares (excluding government agencies).

■

The Company’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of the Company’s shareholders, unless the foregoing two events do not occur and the Company retains majority voting control.

■	The Company’s shareholders approve the complete liquidation or dissolution of the Company, or the sale of all the Company’s assets.

■	An agreement is entered in which the management of the Company is transferred to a non-affiliated party.

Messrs. Bell, Thomson and Boyle do not have change in control agreements.

47	Manulife Financial Corporation Proxy Circular

Securities Authorized for Issuance under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Compensation Discussion and Analysis” and “Director Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans

	(#)	($)	(#)

Equity compensation plans approved by security holders	37,480,392	$24.71	20,053,900

Directors’ and Executive Officers’ Indebtedness

As of March 1, 2010 the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $1,275,182. As of March 1, 2010, no Director had any indebtedness to the Company or any of its subsidiaries.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers1 are in compliance with the provisions of SOX and the Insurance Companies Act (Canada) (the “Act”). Under those procedures, the Company and its subsidiaries (except Manulife Bank of Canada) will not make loans to Directors or senior officers. Manulife Bank of Canada (“Manulife Bank”) may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

The following table contains information concerning outstanding indebtedness to the Company or its subsidiaries incurred by Directors and executive officers2 of the Company, excluding routine indebtedness.

Indebtedness of Directors and Executive Officers

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Financial Year ended December 31, 2009 ($)	Amount Outstanding at March 5, 2010 ($)

(a)	(b)	(c)	(d)

J. Roy Firth Executive Vice President, Canadian Individual Wealth Management	Manulife Bank as Mortgagee	1,448,045	1,362,987[3]

[1]	Senior officer is defined under the Act.

[2]	Executive officer means an individual who is, or at any time during the most recently completed financial year was, a member of the Company’s Executive Committee.

[3]

Amount represents the sum of two mortgages secured against the borrower’s residence and a Manulife One Account line of credit with Manulife Bank. The annual interest rate on the first mortgage is 4% with an open term. The second mortgage is at an annual interest rate of 3% with an open term. These mortgages are consistent with the Company’s policy with respect to relocation and mortgages for executive officers. The Manulife One Account line of credit was secured by a collateral mortgage on May 21, 2002 against the borrower’s residence with a daily interest rate charge at 3.25%.

Manulife Financial Corporation Proxy Circular	48

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The current policy expires March 31, 2010. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or by-law provisions.

Directors’ Approval

This Proxy Circular is dated as of March 16, 2010, and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 16, 2010

Additional Information

Financial information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2009 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2009.

The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit and Risk Management Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2009, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request for a free copy of any such document to:

Shareholder Services

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Telephone:  1-800-795-9767

Fax:              416-926-3503

E-Mail:         shareholder_services@manulife.com

2009 Annual Report

The Company’s 2009 Annual Report is available on our website at www.manulife.com. You may also request a printed copy of the 2009 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number IR3816E for an English copy, or IR3816F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca
Fax:	905-696-8612 or
(North America Toll-free Fax -1- 877-886-8854)
Phone:	905-696-8884, ext. 3 or
(North America Toll-free 1-877-886-8853 ext. 3)
Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, ON Canada L5T 2Y9

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures referenced in this Proxy Circular include: Adjusted Earnings from Operations; ROE; Premiums and Deposits; Funds Under Management; and Total Shareholder Return. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. Total Shareholder Return (TSR) is defined as the net stock price change plus the dividends received during that period. The Company calculates TSR assuming that dividends are reinvested at the current share price on the ex-dividend date.

For a reconciliation of the other non-GAAP financial measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on the Company’s website at www.manulife.com.

Shareholder Proposals Withdrawn

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Shareholder William Davis submitted a shareholder proposal requesting that the Company provide an abstention option for voting on shareholder proposals. Manulife has implemented this request and the shareholder proposal has been withdrawn.

■	Northwest & Ethical Investments L.P. submitted a shareholder proposal but it was withdrawn because the Company demonstrated responsiveness to shareholder concerns.

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Schedule “A”– Statement of Corporate Governance Practices

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).

The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board s is attached as Schedule “B”. The Mandate of the Board is available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

Independence of the Board

The Board has established the policy that at least a majority of Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined that 16 of the 17 current members of the Board are independent under Section 303A.02 of the NYSE Rules, Section 301 of SOX, Section 1.2 of the Governance Instrument and Section 1.4 of the Audit Committee Instrument. Donald Guloien is not independent because he is the Company’s President and CEO.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Governance Committee:

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Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

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Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

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Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified and whose skills and characteristics complement the existing mix, qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

■	Requires the Directors must retire at 72 and may not be nominated for re-election. The Board may waive this as circumstances dictate.

■

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Manulife Financial Corporation Proxy Circular	50

Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy, provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Governance Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Governance Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program will include the following:

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New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

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New Directors will meet with the Chair of the Board, the President and CEO, the COO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.

■	Committee Chairs will arrange a specific committee orientation session for the new Director, which will include applicable members of management.

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, Board and Committee Mandates, as well as background materials, including the Annual Information Form, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

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In 2009, new independent Directors were initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company, which will assist the new independent Directors in understanding the Company’s complex businesses more quickly. This policy will be amended with the implementation of the separate Audit and Risk Committees.

■	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

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At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

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On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. In 2009, the Directors visited the Company’s United States operations in Boston, Massachusetts.

■

In 2009, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■	Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis and by Management.

■	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.

■

Directors may seek additional professional development education at the expense of the Company. In 2009, certain Directors continued to be members of organizations relating to human resources and women on boards and attended a conference for directors on ISS Corporate Strategy for Public Board Members and ISS Risk Management for Board Members.

51	Manulife Financial Corporation Proxy Circular

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Directors have access to management and are encouraged to raise any questions or concerns directly with management.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2009, there were four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”).

In 2010, the Board established separate Risk and Audit Committees. The charters for these committees will be approved at their initial meetings in April and May 2010.

All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit and Risk Management Committee

The Governance Committee reviewed the structure and responsibilities of the Audit Committee and recommended the separation of the audit and risk oversight functions previously undertaken by the Audit Committee. The Board approved this proposal and it is anticipated that the first meeting of this newly constituted committee meeting will be held on May 5, 2010.

The Board considers the principal risks facing the Company, as well as measures to manage these risks. In 2009, the Audit Committee was responsible for reviewing risk management policies and overseeing the effectiveness of internal controls designed to mitigate the Company’s exposures.

The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee and the Disclosure Committee.

In 2009, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee previously established the Protocol for Approval of Audit and Permitted Non-Audit Services. In 2009, under this Protocol, the Audit Committee reviewed and pre-approved recurring audit and non-audit services that were identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

In 2009, the Board reviewed the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX.

In 2009, the Board determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms, Kierans, Palmer and Ms. Bammann possessed the necessary qualifications to be designated as Audit Committee Financial Experts.

In 2009, the Audit Committee had direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, the General Counsel and the Chief Risk Officer. The Audit Committee also met with management.

Conduct Review and Ethics Committee

The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.

The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■	Reviewing the objectives, performance and compensation of the President and CEO and making recommendations to the Board.

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■	Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

The Governance Committee is responsible for:

■	Developing director selection criteria.

■	Identifying and recommending to the Board qualified director nominees.

■	Overseeing the Company’s corporate governance program.

■	Overseeing the Director orientation and education programs.

■	Developing governance policies, practices and procedures.

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

Establishment of a Risk Committee

The Board oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves the enterprise risk management policy, risk taking philosophy and overall risk appetite. The Audit Committee of the Board, among other things, assists the Board in its oversight with respect to the effectiveness of Manulife’s risk management and compliance practices. Recognizing the changing risk environment, the Board has increased, and intends to continue to increase, its focus on risk oversight. In February 2010, the Board, upon the recommendation of the Governance Committee, has therefore separated the audit and risk oversight functions of the Audit Committee by establishing a separately constituted Risk Committee of the Board. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010.

The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee.

Independent Directors’ Meetings

Each meeting of the Board and of its committees is followed by an in camera meeting. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors.

The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2009, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Governance, Compensation and Audit Committees retained outside advisors in 2009.

Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee, with the approval of the Governance Committee.

Director Compensation

The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. A Director is required to take 50% of his or her Annual Board Retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

■	Each Director completes biennial written Board and Committee Effectiveness and Director Self-Assessment Surveys.

53	Manulife Financial Corporation Proxy Circular

■	The Board and Board committees are assessed against their mandates and charters.

■	Contributions of individual Directors are assessed against the applicable mandates and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

■	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

■	The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies objectives for the coming year.

■	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s objectives for the coming year.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest.

The Board, through the Compensation Committee, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal, Investor Relations and Public Affairs, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Chief Operating Officer, as well as the senior officer responsible for corporate affairs and human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee will report, as appropriate, to the Audit Committee and Risk Committee.

The Company also established a Risk Disclosure Committee in January 2010. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports relating thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through Public Affairs.

Investor Relations provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and Committee Charters and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

Manulife Financial Corporation Proxy Circular	54

Schedule “B” – Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

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Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

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Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

■	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

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Provide oversight and guidance on the strategic issues facing the Company and on the implementation of appropriate business plans to effect the Company’s strategy. Business plans and strategies, which take into account opportunities and risks, are presented to the Board by the CEO on a regular basis and by each Division at least annually. For each report, the Board engages in a discussion with Senior Management to satisfy itself that the appropriate strategies are being implemented. The Board approves management’s strategic and business plans where necessary or desirable.

■	Monitor the implementation and results of the Company’s strategy and review performance against the strategic business plans.

■

Review and approve the Company’s financial objectives and plans, including debt and equity issues, major capital expenditures, allocation of resources among the Company’s lines of business, organizational restructurings and other major financial activities, which exceed the approval limits delegated by the Board.

Risk Management and Compliance

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Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

■	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

■	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.

■	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.

■	Oversee the Company’s general approach to human resources and compensation philosophy.

■	Review the succession plan for key executive positions as updated from time to time.

Communications and Public Disclosure

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Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

■	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

■

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

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Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit and Risk Management Committee to assist in its review.

Corporate Governance

■	Review and approve the Company’s Governance Policies and Practices, as updated from time to time.

■	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

55	Manulife Financial Corporation Proxy Circular

To celebrate ten years as a public company, and to recognize the contributions of its employees over that period of time, Manulife Financial pledged to donate a tree for each of its employees, agents and retirees in Asia and North America. That's 75,000 trees that will grow with us around the globe.

Corporate Social Responsibility

Manulife is committed to responsible leadership in community building, environmental stewardship and sound business practices.

In 2009, we donated more than $25 million to more than 600 non-profit organizations where we operate. These financial contributions were augmented by the generous donations our employees made of their time. Volunteerism has long been a cornerstone of Manulife's community involvement. Last year, 14,289 Manulife employees and distribution partners donated 58,000 volunteer hours to a wide range of charities and causes.

Our Company also pursues the highest standards of environmental responsibility. We are a leading provider of financing to the renewable power sector, and we remain committed to incorporating the latest environmental technologies and systems into our energy conservation projects. Manulife has been recognized for many years as a leader in corporate governance and is committed to continuing this tradition for the future.

To find out more about Manulife's community involvement and environmental stewardship programs, see our Public Accountability Statement, available at www.manulife.com.

Manulife Financial Annual Report and Proxy Circular available on-line at www.manulife.com

We encourage shareholders to help our environment and reduce paper use by signing up to receive documents electronically. For details about electronic document delivery or more information about other e-services, please contact our local stock transfer agents listed in this report.

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SCS-COC-000640
© 1996 Forest Stewardship Council

IR3815E

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